Exhibit 99.1
Interim Report
As of and for the three and nine months ended September 30, 2018

CERTAIN DEFINED TERMS
In this Interim Report, unless otherwise specified, the terms “we”, “our”, “us”, the “Company”, the “Group”, and “FCA” refer to Fiat Chrysler Automobiles N.V., together with its subsidiaries and its predecessor prior to the completion of the merger of Fiat S.p.A. with and into Fiat Investments N.V. on October 12, 2014 (at which time Fiat Investments N.V. was renamed Fiat Chrysler Automobiles N.V., or “FCA NV”), or any one or more of them, as the context may require.
All references in this Interim Report to “Euro” and “€” refer to the currency issued by the European Central Bank. The Group’s financial information is presented in Euro. All references to “U.S. Dollars”, “U.S. Dollar”, “U.S.$” and “$” refer to the currency of the United States of America (or “U.S.”).
Forward-Looking Statements
Statements contained in this Interim Report, particularly those regarding possible or assumed future performance, competitive strengths, costs, dividends, reserves and growth of FCA, industry growth and other trends and projections and estimated company earnings are “forward-looking statements” that contain risks and uncertainties. In some cases, words such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “target”, “objective”, “goal”, “plan”, “design”, “forecast”, “projection”, “prospects”, or similar terms are used to identify forward-looking statements. These forward-looking statements reflect the respective current views of the Group with respect to future events and involve significant risks and uncertainties that could cause actual results to differ materially.
These factors include, without limitation:

•	our ability to launch new products successfully and to maintain vehicle shipment volumes;

•	changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality;

•
changes in local economic and political conditions, changes in trade policy and the imposition of global and regional tariffs or tariffs targeted to the automotive industry, the enactment of tax reforms or other changes in tax laws and regulations;

•	our ability to expand certain of our brands globally;

•	our ability to offer innovative, attractive products;

•	our ability to develop, manufacture and sell vehicles with advanced features, including enhanced electrification and autonomous-driving characteristics;

•
various types of claims, lawsuits, governmental investigations and other contingent obligations affecting us, including product liability and warranty claims and environmental claims, investigations and lawsuits;

•	material operating expenditures in relation to compliance with environmental, health and safety regulations;

•	the intense level of competition in the automotive industry, which may increase due to consolidation;

•	exposure to shortfalls in the funding of our defined benefit pension plans;

•
our ability to provide or arrange for access to adequate financing for our dealers and retail customers and associated risks related to the establishment and operations of financial services companies, including capital required to be deployed to financial services;

•	our ability to access funding to execute our business plan and improve our business, financial condition and results of operations;

•	a significant malfunction, disruption or security breach compromising our information technology systems or the electronic control systems contained in our vehicles;

•	our ability to realize anticipated benefits from joint venture arrangements;

•	our ability to successfully implement and execute strategic initiatives and transactions, including our plans to separate certain businesses;

•	disruptions arising from political, social and economic instability;

•	risks associated with our relationships with employees, dealers and suppliers;

•	increases in costs, disruptions of supply or shortages of raw materials;

•	developments in labor and industrial relations and developments in applicable labor laws;

•	exchange rate fluctuations, interest rate changes, credit risk and other market risks;

•	political and civil unrest;

•	earthquakes or other disasters; and

•	other factors discussed elsewhere in this Interim Report.
Furthermore, in light of the inherent difficulty in forecasting future results, any estimates or forecasts of particular periods that are provided in this Interim Report are uncertain. We expressly disclaim and do not assume any liability in connection with any inaccuracies in any of the forward-looking statements in this Interim Report or in connection with any use by any third party of such forward-looking statements. Actual results could differ materially from those anticipated in such forward-looking statements. We do not undertake an obligation to update or revise publicly any forward-looking statements.
Additional factors which could cause actual results and developments to differ from those expressed or implied by the forward-looking statements are included in the section — Risks and Uncertainties of this Interim Report.
Further information concerning the Group and its businesses, including factors that could materially affect the Company's financial results, is included in the Company's reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Netherlands Authority for the Financial Markets (stichting Autoriteit Financiële Markten, (the “AFM”)), Borsa Italiana S.p.A. and Consob (collectively, the “CONSOB”).

MANAGEMENT DISCUSSION AND ANALYSIS
Highlights - from continuing operations
Our Magneti Marelli business has been classified as a discontinued operation for the three and nine months ended September 30, 2018 and 2017. Refer to Note 2, Scope of consolidation in our Interim Condensed Consolidated Financial Statements elsewhere in this Interim Report for additional information. Unless otherwise stated, all figures below exclude results from discontinued operations:

Nine months ended September 30			Three months ended September 30
2018	2017	(€ million, except shipments, which are in thousands of units, and per share amounts)	2018	2017
3,665	3,493	Combined shipments(1)	1,160	1,123
3,526	3,267	Consolidated shipments(2)	1,125	1,051
80,938	78,148	Net revenues	27,594	25,192
4,907	4,830	Adjusted EBIT(3)	1,872	1,648
2,159	2,550	Net profit from continuing operations	514	822
3,215	2,504	Adjusted net profit(4)	1,343	854
180	156	Profit from discontinued operations, net of tax	50	88
2,339	2,706	Net profit (including discontinued operations)	564	910

		Earnings per share for Net profit(5)
1.50	1.75	Basic earnings per share (€)	0.36	0.59
1.48	1.73	Diluted earnings per share (€)	0.36	0.58

		Earnings per share for Net profit from continuing operations(5)
1.39	1.66	Basic earnings per share (€)	0.33	0.54
1.38	1.64	Diluted earnings per share (€)	0.33	0.53
The amounts below include Magneti Marelli for comparability with prior periods and previously provided guidance:

(Amounts in € million)	At September 30, 2018	At December 31, 2017
Net cash/(debt)(6)	(2,507)	(4,666)
Of which: Net industrial cash/(debt)(6)	(189)	(2,390)
Available liquidity(7) (total Group)	19,975	20,377

	Nine months ended September 30
(Amounts in € million)	2018	2017
Cash flows from operating activities	5,963	6,569
Of which: Cash flows from continuing operations	5,623	6,090
Of which: Cash flows from discontinued operations	340	479
Industrial free cash flows(8)	2,318	(18)
________________________________________________________________________________________________________________________________________________
(1) Combined shipments include shipments by the Group's consolidated subsidiaries and unconsolidated joint ventures.
(2) Consolidated shipments only include shipments by the Group's consolidated subsidiaries.
(3) Refer to sections — Non-GAAP Financial Measures, Group Results and Results by Segment in this Interim Report for further discussion.
(4) Refer to sections — Non-GAAP Financial Measures and Group Results in this Interim Report for further discussion.
(5) Refer to Note 18, Earnings per share, in the Interim Condensed Consolidated Financial Statements included in this Interim Report.
(6) Refer to sections — Non-GAAP Financial Measures and Liquidity and Capital Resources in this Interim Report for further discussion. These figures include the assets and liabilities from the Magneti Marelli Business unit for comparability with prior periods and previously provided guidance.
(7) Refer to section — Liquidity and Capital Resources in this Interim Report for further discussion.
(8) Refer to section — Non-GAAP Financial Measures and Liquidity and Capital Resources in this Interim Report for further discussion. Amounts include Magneti Marelli for comparability with prior periods and previously provided guidance.

Non-GAAP Financial Measures
We monitor our operations through the use of several non-generally accepted accounting principles (“non-GAAP”) financial measures: Net cash/(debt), Net industrial cash/(debt), Industrial free cash flows, Adjusted Earnings Before Interest and Taxes (“Adjusted EBIT”), Adjusted net profit and certain information provided on a constant exchange rate (“CER”) basis. We believe that these non-GAAP financial measures provide useful and relevant information regarding our operating results and enhance the overall ability to assess our financial performance and financial position. They provide us with comparable measures which facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. These and similar measures are widely used in the industry in which we operate, however, these financial measures may not be comparable to other similarly titled measures of other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with both International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) as well as IFRS as adopted by the European Union.
Net cash/(debt) and Net industrial cash/(debt). We believe Net cash/(debt) is useful in providing a measure of the Group’s financial position, which includes total indebtedness, cash and cash equivalents and current securities.
Due to different sources of cash flows used for the repayment of the financial debt between industrial activities and financial services (by cash from operations for industrial activities and by collection of financial receivables for financial services) and the different business structure and leverage implications, we provide a separate analysis of Net cash/(debt) between industrial activities and financial services.
The division between industrial activities and financial services represents a sub-consolidation based on the core business activities (industrial or financial services) of each Group company. The sub-consolidation for industrial activities also includes companies that perform centralized treasury activities, such as raising funding in the market and financing Group companies, but do not, however, provide financing to third parties. Financial services includes companies that provide retail and dealer financing as well as leasing and rental services in support of the mass-market vehicle brands in certain geographical segments and for the Maserati luxury brand. In addition, activities of financial services include providing factoring services to industrial activities as an alternative to factoring from third parties. Operating results of such financial services activities are included within the respective segment in which they operate.
Net industrial cash/(debt) (i.e., Net cash/(debt) of industrial activities) is management’s primary measure for analyzing our financial leverage and capital structure and is one of the key targets used to measure our performance. Net industrial cash/(debt) is computed as: debt plus derivative financial liabilities related to industrial activities less (i) cash and cash equivalents, (ii) certain current debt securities, (iii) current financial receivables from Group or jointly controlled financial services entities and (iv) derivative financial assets and collateral deposits; therefore, debt, cash and cash equivalents and other financial assets/liabilities pertaining to financial services entities are excluded from the computation of Net industrial cash/(debt). Net industrial cash/(debt) should not be considered as a substitute for cash flows or other financial measures under IFRS; in addition, Net industrial cash/(debt) depends on the amount of cash and cash equivalents at each balance sheet date, which may be affected by the timing of monetization of receivables and the payment of accounts payable, as well as changes in other components of working capital, which can vary from period to period due to, among other things, cash management initiatives and other factors, some of which may be outside of the Group’s control. Net industrial cash/(debt) should therefore be evaluated alongside these other measures as reported under IFRS for a complete view of the Company’s capital structure and liquidity. In addition, Net industrial cash/(debt) is one of the metrics used in the determination of the annual performance bonus for the Chief Executive Officer (“CEO”) of the Group and other eligible employees, including members of the Group Executive Council.
Refer to the section — Liquidity and Capital Resources for further information and the reconciliation of these non-GAAP measures to Debt, which is the most directly comparable measure included in our Consolidated Statement of Financial Position.
Industrial free cash flows: historically, due to our leveraged position, we used Net industrial cash/(debt) as a key metric to focus our team on the fundamental task of de-leveraging the balance sheet. As we expect to complete this task this year, we will substitute this key metric with a cash flow metric, specifically Industrial free cash flows, which we define as Cash flows from operating activities less: cash flows from operating activity related to financial services, net of eliminations; Investment in property, plant and equipment and intangible assets for industrial activities; adjusted for discretionary pension contributions in excess of those required by the pension plans, net of tax.

Refer to the section — Liquidity and Capital Resources for further information and the reconciliation of this non-GAAP measure to Cash flows from operating activities, which is the most directly comparable measure included in our Consolidated Statement of Cash Flows. Industrial free cash flows should not be considered as a substitute for Net profit, cash flow or other methods of analyzing our results as reported under IFRS.
Adjusted EBIT: excludes certain adjustments from Net profit/(loss) from continuing operations including gains/(losses) on the disposal of investments, restructuring, impairments, asset write-offs and unusual income/(expenses) that are considered rare or discrete events that are infrequent in nature, and also excludes Net financial expenses and Tax expense/(benefit).
Adjusted EBIT is used for internal reporting to assess performance and as part of the Group's forecasting, budgeting and decision making processes as it provides additional transparency to the Group's core operations. We believe this non- GAAP measure is useful because it excludes items that we do not believe are indicative of the Group’s ongoing operating performance and allows management to view operating trends, perform analytical comparisons and benchmark performance between periods and among our segments. We also believe that Adjusted EBIT is useful for analysts and investors to understand how management assesses the Group’s ongoing operating performance on a consistent basis. In addition, Adjusted EBIT is one of the metrics used in the determination of the annual performance bonus for the Chief Executive Officer of the Group and other eligible employees, including members of the Group Executive Council.
Refer to the section — Group Results and — Results by Segment below for further discussion and for a reconciliation of this non-GAAP measure to Net profit from continuing operations, which is the most directly comparable measure included in our Consolidated Income Statement. Adjusted EBIT should not be considered as a substitute for Net profit, cash flow or other methods of analyzing our results as reported under IFRS.
Adjusted net profit: is calculated as Net profit/(loss) from continuing operations excluding post-tax impacts of the same items excluded from Adjusted EBIT, as well as financial income/(expenses) and tax income/(expenses) considered rare or discrete events that are infrequent in nature.
We believe this non-GAAP measure is useful because it also excludes items that we do not believe are indicative of the Group’s ongoing operating performance and provides investors with a more meaningful comparison of the Group's ongoing operating performance. In addition, Adjusted net profit is one of the metrics used in the determination of the annual performance bonus and the achievement of certain performance objectives established under the terms of the equity incentive plan for the Chief Executive Officer of the Group and other eligible employees, including members of the Group Executive Council.
Refer to the section — Group Results below for further discussion and for a reconciliation of this non-GAAP measure to Net profit from continuing operations, which is the most directly comparable measure included in our Consolidated Income Statement. Adjusted net profit should not be considered as a substitute for Net profit, cash flow or other methods of analyzing our results as reported under IFRS.
Constant Currency Information: The discussions within the sections — Group Results and — Results by Segment below include information about our results at constant exchange rates (“CER”), which is calculated by applying the prior-year average exchange rates to translate current financial data expressed in local currency in which the relevant financial statements are denominated (refer to Note 1, Basis of Preparation in the Interim Condensed Consolidated Financial Statements included elsewhere in this Interim Report for the exchange rates applied). Although we do not believe that this non-GAAP measure is a substitute for GAAP measures, we believe that results excluding the effect of currency fluctuations provide additional useful information to investors regarding the operating performance and trends in our business on a local currency basis.

Group Results
The following is a discussion of the Group's results of operations for the three and nine months ended September 30, 2018 compared to the three and nine months ended September 30, 2017.

Nine months ended September 30			Three months ended September 30
2018	2017	(€ million)	2018	2017
€80,938	€78,148	Net revenues	€27,594	€25,192
69,428	66,187	Cost of revenues	23,584	21,294
5,608	5,285	Selling, general and other costs	2,291	1,667
2,249	2,210	Research and development costs	705	696
201	296	Result from investments	50	101
—	895	Reversal of a Brazilian indirect tax liability	—	—
—	49	Gains on disposal of investments	—	—
26	81	Restructuring costs	24	5
801	1,010	Net financial expenses	249	292
3,027	4,615	Profit before taxes	791	1,339
868	2,065	Tax expense	277	517
2,159	2,550	Net profit from continuing operations	514	822
180	156	Profit from discontinued operations, net of tax	50	88
€2,339	€2,706	Net profit	€564	€910

		Net profit attributable to:
€2,321	€2,693	Owners of the parent	€557	€911
€18	€13	Non-controlling interests	€7	€(1)

		Net profit from continuing operations attributable to:
€2,156	€2,544	Owners of the parent	€513	€825
€3	€6	Non-controlling interests	€1	€(3)

		Net profit from discontinued operations attributable to:
€165	€149	Owners of the parent	€44	€86
€15	€7	Non-controlling interests	€6	€2
Net revenues

		Increase/(Decrease)					Increase/(Decrease)
Nine months ended September 30		2018 vs. 2017			Three months ended September 30		2018 vs. 2017
2018	2017	% Actual	% CER	(€ million)	2018	2017	% Actual	% CER
€80,938	€78,148	3.6%	10.3%	Net revenues	€27,594	€25,192	9.5%	11.0%
See — Results by Segment below for a discussion of Net revenues for each of our five reportable segments (NAFTA, LATAM, APAC, EMEA and Maserati).
As a result of the presentation of Magneti Marelli as a discontinued operation, the remaining Components activities are no longer considered a separate reportable segment and are included within “Other activities” (refer to Note 2, Scope of Consolidation within our Interim Condensed Consolidated Financial Statements included elsewhere in this Interim Report).

Cost of revenues

		Increase/(Decrease)					Increase/(Decrease)
Nine months ended September 30		2018 vs. 2017			Three months ended September 30		2018 vs. 2017
2018	2017	% Actual	% CER	(€ million)	2018	2017	% Actual	% CER
€69,428	€66,187	4.9%	11.6%	Cost of revenues	€23,584	€21,294	10.8%	12.1%
85.8%	84.7%			Cost of revenues as % of Net revenues	85.5%	84.5%
The increase in Cost of revenues during three and nine months ended September 30, 2018 compared to the corresponding period in 2017 was primarily related to (i) an increase in NAFTA, with higher volumes and higher product costs for content enhancements and logistics costs; and (ii) vehicle mix in EMEA, which were partially offset by (iii) decreases resulting from foreign currency translation effects.
Selling, general and other costs

		Increase/(Decrease)					Increase/(Decrease)
Nine months ended September 30		2018 vs. 2017			Three months ended September 30		2018 vs. 2017
2018	2017	% Actual	% CER	(€ million)	2018	2017	% Actual	% CER
€5,608	€5,285	6.1%	11.8%	Selling, general and other costs	€2,291	€1,667	37.4%	38.4%
6.9%	6.8%			Selling, general and other costs as % of Net revenues	8.3%	6.6%
Selling, general and other costs include advertising, personnel and other costs. Advertising costs accounted for 32.5 percent and 47.9 percent of total Selling, general and other costs for the three months ended September 30, 2018 and 2017, respectively, and 40.9 percent and 47.6 percent for the nine months ended September 30, 2018 and 2017, respectively.
The increase in Selling, general and other costs during the three and nine months ended September 30, 2018 compared to the corresponding periods in 2017 was primarily due to the charge of €713 million recognized during the three months ended September 30, 2018, for estimated costs related to U.S. diesel emissions matters (refer to Note 16, Guarantees granted, commitments and contingent liabilities within our Interim Condensed Consolidated Financial Statements included elsewhere in this Interim Report), partially offset by lower advertising costs in NAFTA and foreign currency translation effects.

Research and development costs

		Increase/(Decrease)					Increase/(Decrease)
Nine months ended September 30		2018 vs. 2017			Three months ended September 30		2018 vs. 2017
2018	2017	% Actual	% CER	(€ million)	2018	2017	% Actual	% CER
€1,088	€1,114	(2.3)%	3.8%	Research and development expenditures expensed	€348	€359	(3.1)%	13.9%
1,095	1,051	4.2%	9.5%	Amortization of capitalized development expenditures	357	304	17.4%	(2.0)%
66	45	46.7%	46.7%	Impairment and write-off of capitalized development expenditures	—	33	n.m.	n.m.
€2,249	€2,210	1.8%	7.4%	Total Research and development costs	€705	€696	1.3%	1.6%
________________________________________________________________________________________________________________________________________________
n.m. = not meaningful

Nine months ended September 30			Three months ended September 30
2018	2017		2018	2017
1.3%	1.4%	Research and development expenditures expensed as % of Net revenues	1.3%	1.4%
1.4%	1.3%	Amortization of capitalized development expenditures as % of Net revenues	1.3%	1.2%
0.1%	0.1%	Impairment and write-off of capitalized development expenditures as % of Net revenues	—%	0.1%
2.8%	2.8%	Total Research and development cost as % of Net revenues	2.6%	2.8%
The increase in amortization of capitalized development expenditures during the three and nine months ended September 30, 2018 compared to the corresponding periods in 2017 was primarily due to higher amortization in NAFTA due to new vehicles.
The impairment and write-off of capitalized development expenditures during the nine months ended September 30, 2018, primarily in EMEA, was due to changes in product plans in connection with the updated business plan.
Total research and development expenditures during the three and nine months ended September 30, 2018 and 2017 were as follows:

Nine months ended September 30		Increase/(Decrease)		Three months ended September 30		Increase/(Decrease)
2018	2017	2018 vs. 2017	(€ million)	2018	2017	2018 vs. 2017
€1,463	€1,815	(19.4)%	Capitalized development expenditures	€557	€547	1.8%
1,088	1,114	(2.3)%	Research and development expenditures expensed	348	359	(3.1)%
€2,551	€2,929	(12.9)%	Total Research and development expenditures	€905	€906	(0.1)%
57.4%	62.0%		Capitalized development expenditures as % of Total Research and development expenditures	61.5%	60.4%
3.2%	3.7%		Total Research and development expenditures as % of Net revenues	3.3%	3.6%
The decrease in capitalized development expenditures during the nine months ended September 30, 2018 compared to the corresponding periods in 2017 mainly related to operations in NAFTA and EMEA due to program timing.

Net financial expenses

Nine months ended September 30		Increase/(Decrease)		Three months ended September 30		Increase/(Decrease)
2018	2017	2018 vs. 2017	(€ million)	2018	2017	2018 vs. 2017
€801	€1,010	(20.7)%	Net financial expenses	€249	€292	(14.7)%
The decrease in Net financial expenses during the three and nine months ended September 30, 2018 compared to the corresponding periods in 2017 was primarily due to year-over-year planned reduction in gross debt.
Tax expense

Nine months ended September 30		Increase/(Decrease)		Three months ended September 30		Increase/(Decrease)
2018	2017	2018 vs. 2017	(€ million)	2018	2017	2018 vs. 2017
€868	€2,065	(58.0)%	Tax expense	€277	€517	(46.4)%
29%	45%		Effective tax rate	35%	39%
The decrease in the effective tax rate during the three months ended September 30, 2018, compared to the corresponding period in 2017, was primarily related to impact of the December 2017 U.S. tax reform and tax benefits recorded on tax positions finalized in the quarter, including the benefit of €94 million from an accelerated discretionary pension contribution (refer to Note 10, Employee benefits liabilities within our Interim Condensed Consolidated Financial Statements included elsewhere in this Interim Report), partially offset by the tax impacts from the recognition of a provision for estimated costs related to U.S. diesel emissions matters.
The decrease in the effective tax rate during the nine months ended September 30, 2018, compared to the corresponding period in 2017, was primarily related to the €734 million decrease in deferred tax assets in Brazil recognized in the nine months ended September, 2017, in addition to the impact of the December 2017 U.S. tax reform and tax benefits recorded on tax positions finalized in the period, partially offset by the tax impacts from the recognition of a provision for estimated costs related to U.S. diesel emissions matters.
The decrease in the deferred tax assets in Brazil was composed of:

•	€281 million related to the reversal of the Brazilian indirect tax liability mentioned above; and

•
€453 million that was written off as the Group revised its outlook on Brazil to reflect the slower pace of recovery and outlook for the subsequent years, largely resulting from increased political uncertainty, and concluded that a portion of the deferred tax assets in Brazil was no longer recoverable.

The above items are excluded from Adjusted net profit.
Profit from discontinued operations, net of tax

Nine months ended September 30		Increase/(Decrease)		Three months ended September 30		Increase/(Decrease)
2018	2017	2018 vs. 2017	(€ million)	2018	2017	2018 vs. 2017
€180	€156	15.4%	Profit from discontinued operations, net of tax	€50	€88	(43.2)%
Magneti Marelli is presented as a discontinued operations in the Interim Condensed Consolidated Financial Statements for the three and nine months ended September 30, 2018 and 2017. For more information, refer to Note 2, Scope of consolidation, within our Interim Condensed Consolidated Financial Statements included elsewhere in this Interim Report.

Net profit

Nine months ended September 30		Increase/(Decrease)		Three months ended September 30		Increase/(Decrease)
2018	2017	2018 vs. 2017	(€ million)	2018	2017	2018 vs. 2017
€2,339	€2,706	(13.6)%	Net profit	€564	€910	(38.0)%
The decrease in Net profit during the three months ended September 30, 2018 compared to the corresponding period in 2017 was primarily due to (i) the charge recognized for estimated costs related to U.S. diesel emissions matters, partially offset by (ii) improved NAFTA operating performance; (iii) lower Net financial expenses; and (iv) lower Tax expense.
The decrease in Net profit during the nine months ended September 30, 2018 compared to the corresponding period in 2017 was primarily due to (i) the charge recognized for estimated costs related to U.S. diesel emissions matters; and (ii) the €895 million reversal in Q2 2017 of a liability related to Brazilian indirect taxes previously accrued by the Group’s Brazilian subsidiaries. These were partially offset by (iii) lower Tax expense; and (iv) lower Net financial expenses.
Adjusted EBIT

		Increase/(Decrease)					Increase/(Decrease)
Nine months ended September 30		2018 vs. 2017			Three months ended September 30		2018 vs. 2017
2018	2017	% Actual	% CER	(€ million)	2018	2017	% Actual	% CER
€4,907	€4,830	1.6%	10.0%	Adjusted EBIT	€1,872	€1,648	13.6%	15.9%
6.1%	6.2%	-10 bps		Adjusted EBIT margin (%)	6.8%	6.5%	+30 bps
The following chart presents the change in Adjusted EBIT by segment for the three months ended September 30, 2018 compared to the corresponding period in 2017.
For the three months ended September 30, 2018 and 2017, the Adjusted EBIT related to Magneti Marelli that was excluded from the Group's Adjusted EBIT result was €123 million and €110 million, respectively, net of intercompany eliminations. Refer to Note 2, Scope of consolidation in our Interim Condensed Consolidated Financial Statements elsewhere in this Interim Report for additional information regarding the classification of Magneti Marelli as a discontinued operation.

The following chart presents the change in Adjusted EBIT by segment for the nine months ended September 30, 2018 compared to the corresponding period in 2017.
For the nine months ended September 30, 2018 and 2017, the Adjusted EBIT related to Magneti Marelli that was excluded from the Group's Adjusted EBIT result was €354 million and €330 million, respectively, net of intercompany eliminations. Refer to Note 2, Scope of consolidation in our Interim Condensed Consolidated Financial Statements elsewhere in this Interim Report for additional information regarding the classification of Magneti Marelli as a discontinued operation.

Refer to — Results by Segment below for a discussion of Adjusted EBIT for each of our five reportable segments (NAFTA, LATAM, APAC, EMEA and Maserati).
The following table is the reconciliation of Net profit from continuing operations, which is the most directly comparable measure included in the Interim Condensed Consolidated Income Statement, to Adjusted EBIT:

Nine months ended September 30			Three months ended September 30
2018	2017	(€ million)	2018	2017
€2,159	€2,550	Net profit from continuing operations	€514	€822
868	2,065	Tax expense	277	517
801	1,010	Net financial expenses	249	292
		Adjustments:
713	—	Charge for U.S. diesel emissions matters	713	—
164	133	Impairment expense and supplier obligations	—	80
129	—	China inventory impairment	129	—
111	—	U.S. special bonus payment	—	—
78	—	Employee benefits settlement losses	—	—
26	80	Restructuring costs, net of reversals	24	3
—	(68)	Tianjin (China) port explosions insurance recoveries	—	(68)
—	(49)	Gains on disposal of investments	—	—
(46)	—	Recovery of costs for recall - airbag inflators	(3)	—
(47)	(895)	Brazilian indirect tax - reversal of liability/recognition of credits	(47)	—
(50)	—	Recovery of costs for recall - contested with supplier	13	—
1	4	Other	3	2
1,079	(795)	Total Adjustments	832	17
€4,907	€4,830	Adjusted EBIT	€1,872	€1,648

During the three months ended September 30, 2018, Adjusted EBIT excluded adjustments primarily related to:

•
€713 million charge for estimated costs related to U.S. diesel emissions matters (refer to Note 16, Guarantees granted, commitments and contingent liabilities in the Interim Condensed Consolidated Financial Statements included elsewhere in this Interim Report);

•	€129 million relating to impairment of inventory in connection with the accelerated adoption of new emission standards in China and slower than expected sales;

•	€24 million relating to restructuring costs, which included €60 million of costs in EMEA offset by a €36 million reversal of previously recorded restructuring costs in LATAM;

•	€47 million of gains in relation to the recognition of credits for amounts paid in prior years in relation to indirect taxes in Brazil; and

•	€13 million accrued in relation to costs for a recall which were contested with a supplier.
During the nine months ended September 30, 2018, in addition to the items above, Adjusted EBIT excluded adjustments primarily related to:

•
€164 million relating to impairment expense of €109 million, primarily in EMEA and APAC, and supplier obligations of €55 million resulting from changes in product plans in connection with the updated business plan;

•
€111 million charge in relation to a special bonus payment, announced on January 11, 2018, to approximately 60,000 hourly and salaried employees in the United States, excluding senior management, as a result of the Tax Cuts and Jobs Act;

•	€78 million charge arising on settlement of a portion of a supplemental retirement plan in NAFTA;

•	€46 million gain from the recovery of amounts accrued in 2016 in relation to costs for recall campaigns related to Takata airbag inflators; and

•	€50 million gain from the partial recovery of amounts accrued in 2016 and 2018 in relation to costs for a recall which were contested with a supplier.
During the three months ended September 30, 2017 Adjusted EBIT excluded adjustments primarily related to:

•	€80 million relating to impairment expense of which €56 million related to changes in the product portfolio in EMEA; and

•	€68 million income reflecting final insurance recoveries related to the explosions at the Port of Tianjin, China.
During the nine months ended September 30, 2017, in addition to the items above, Adjusted EBIT excluded adjustments primarily related to:

•	€895 million gain on the reversal of a liability for Brazilian indirect taxes;

•	€49 million gain on the disposal of the Group's publishing business; and

•	€80 million restructuring costs, primarily €77 million of workforce restructuring costs related to LATAM.

Adjusted net profit

Nine months ended September 30		Increase/(Decrease)		Three months ended September 30		Increase/(Decrease)
2018	2017	2018 vs. 2017	(€ million)	2018	2017	2018 vs. 2017
€3,215	€2,504	28.4%	Adjusted net profit	€1,343	€854	57.3%
The increase in Adjusted net profit during the three and nine months ended September 30, 2018 compared to the corresponding periods in 2017 was primarily due to (i) strong NAFTA operating performance; (ii) lower Net financial expenses; and (iii) lower Tax expense.
The following table summarizes the reconciliation of Net profit from continuing operations, which is the most directly comparable measure included in the Consolidated Income Statement, to Adjusted net profit:

Nine months ended September 30			Three months ended September 30
2018	2017	(€ million)	2018	2017
€2,159	€2,550	Net profit from continuing operations	€514	€822
1,079	(795)	Adjustments (as above)	832	17
(23)	15	Tax impact on adjustments	(3)	15
—	281	Reduction of deferred tax assets related to reversal of a Brazilian indirect tax liability	—	—
—	453	Brazil deferred tax assets write-off	—	—
1,056	(46)	Total adjustments, net of taxes	829	32
€3,215	€2,504	Adjusted net profit	€1,343	€854
During the three months ended September 30, 2018, Adjusted net profit excluded adjustments related to:

•	€3 million charge reflecting the tax impact on the items excluded from Adjusted EBIT above.
During the nine months ended September 30, 2018, Adjusted net profit excluded adjustments primarily related to:

•	€23 million benefit reflecting the tax impact on the items excluded from Adjusted EBIT above, which includes a €26 million reduction in the impact from the December 2017 U.S. tax reform.
During the three months ended September 30, 2017, Adjusted net profit excluded adjustments related to:

•	€15 million charge reflecting the tax impact on the items excluded from Adjusted EBIT above.
During the nine months ended September 30, 2017, Adjusted net profit excluded adjustments primarily related to:

•	€453 million expense relating to the write-off of deferred tax assets in Brazil as reported above; and

•	€281 million expense arising on decrease in deferred tax assets related to the release of the Brazilian indirect tax liability noted above.

Results by Segment

	Net revenues		Adjusted EBIT		Consolidated Shipments
	Three months ended September 30
(€ million, except shipments which are in thousands of units)	2018	2017	2018	2017	2018	2017
NAFTA	€19,073	€16,126	€1,937	€1,286	673	592
LATAM	1,983	2,115	83	59	151	140
APAC	582	782	(96)	109	19	23
EMEA	4,955	4,975	(25)	127	273	285
Maserati	631	821	15	113	9	11
Other activities	576	646	(39)	(16)	—	—
Unallocated items & eliminations(1)	(206)	(273)	(3)	(30)	—	—
Total	€27,594	€25,192	€1,872	€1,648	1,125	1,051

	Net revenues		Adjusted EBIT		Consolidated Shipments
	Nine months ended September 30
(€ million, except shipments which are in thousands of units)	2018	2017	2018	2017	2018	2017
NAFTA	€53,025	€49,307	€4,550	€3,878	1,995	1,777
LATAM	5,979	5,798	258	99	433	373
APAC	1,853	2,424	(184)	174	58	61
EMEA	16,925	16,615	345	505	1,014	1,020
Maserati	1,953	2,844	103	372	26	36
Other activities	1,868	2,048	(124)	(89)	—	—
Unallocated items & eliminations(1)	(665)	(888)	(41)	(109)	—	—
Total	€80,938	€78,148	€4,907	€4,830	3,526	3,267
________________________________________________________________________________________________________________________________________________
(1) Primarily includes intercompany transactions which are eliminated on consolidation
The following is a discussion of Net revenues, Adjusted EBIT and shipments for each of our five reportable segments for the three and nine months ended September 30, 2018 as compared to the three and nine months ended September 30, 2017. We review changes in our results of operations with the following operational drivers:

•
Volume: reflects changes in products sold to our customers, primarily dealers and fleet customers. Change in volume is driven by industry volume, market share and changes in dealer stock levels. Vehicles manufactured and distributed by our unconsolidated joint ventures are not included within volume;

•
Mix: generally reflects the changes in product mix, including mix among vehicle brands and models, as well as changes in regional market and distribution channel mix, including mix between retail and fleet customers;

•
Net price: primarily reflects changes in prices to our customers including higher pricing related to content enhancement, net of discounts, price rebates and other sales incentive programs, as well as related foreign currency transaction effects;

•
Industrial costs: primarily include cost changes to manufacturing and purchasing of materials that are associated with content and enhancement of vehicle features, as well as industrial efficiencies and inefficiencies, recall campaign and warranty costs, depreciation and amortization, research and development costs and related foreign currency transaction effects;

•
Selling, general and administrative costs (“SG&A”): primarily include costs for advertising and promotional activities, purchased services, information technology costs and other costs not directly related to the development and manufacturing of our products; and

•	Other: includes other items not mentioned above, such as foreign currency exchange translation and results from joint ventures and associates.

NAFTA

		Increase/(Decrease)					Increase/(Decrease)
Nine months ended September 30		2018 vs. 2017			Three months ended September 30		2018 vs. 2017
2018	2017	% Actual	% CER		2018	2017	% Actual	% CER
1,995	1,777	12.3%	—	Shipments (thousands of units)	673	592	13.7%	—
€53,025	€49,307	7.5%	15.1%	Net revenues (€ million)	€19,073	€16,126	18.3%	17.7%
€4,550	€3,878	17.3%	26.2%	Adjusted EBIT (€ million)	€1,937	€1,286	50.6%	52.1%
8.6%	7.9%	+70 bps	—	Adjusted EBIT margin (%)	10.2%	8.0%	+220 bps	—
Three months ended September 30, 2018
The Group's market share(1) in NAFTA of 12.0 percent for the three months ended September 30, 2018 reflected an increase of 100 bps from 11.0 percent for the same period in 2017. The U.S. market share(1) of 12.9 percent reflected an increase of 160 bps from 11.3 percent in the same period in 2017, with retail share increasing to 12.7 percent of total sales, up 150 bps, with U.S. fleet mix increasing to 17.0 percent of total sales, up 200 bps.
Shipments
The increase in NAFTA shipments in the three months ended September 30, 2018 compared to the same period in 2017 was mainly due to increased shipments of the all-new Ram 1500, as well as the all-new Jeep Wrangler and the new Jeep Cherokee.
Net revenues
The increase in NAFTA Net revenues in the three months ended September 30, 2018 compared to the same period in 2017 was primarily due to €2.0 billion from increased volumes and favorable mix, and €0.8 billion from favorable net price.
Adjusted EBIT
The following chart reflects the change in NAFTA Adjusted EBIT by operational driver for the three months ended September 30, 2018 compared to the same period in 2017.

_______________________________________________________________________________________________________________________________________________
(1) Our estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources, including IHS Markit and Ward’s Automotive.

The increase in NAFTA Adjusted EBIT in the three months ended September 30, 2018 compared to the same period in 2017 was primarily due to:

•	higher volumes and favorable vehicle mix;

•	positive net pricing; and

•	lower advertising spend.
These were partially offset by:

•	increased product content costs, included within industrial costs.
Nine months ended September 30, 2018
Shipments
The increase in NAFTA shipments in the nine months ended September 30, 2018 compared to the same period in 2017 was mainly due to increased shipments of the all-new Jeep Wrangler, new Jeep Cherokee and Jeep Compass, as well as increased shipments of the all-new Ram 1500.
Net revenues
The increase in NAFTA Net revenues in the nine months ended September 30, 2018 compared to the same period in 2017 was primarily due to €5.5 billion from an increase in volumes and positive mix and €2.0 billion from positive net pricing, partially offset by €3.7 billion due to negative foreign exchange translation effects.
Adjusted EBIT
The following chart reflects the change in NAFTA Adjusted EBIT by operational driver for the nine months ended September 30, 2018 compared to the same period in 2017.
The increase in NAFTA Adjusted EBIT in the nine months ended September 30, 2018 compared to the same period in 2017 was mainly attributable to:

•	higher shipments and favorable vehicle and market mix;

•	positive net pricing, primarily for new vehicles; and

•	lower selling, general and administrative expenses primarily due to lower advertising.
These were partially offset by:

•	higher industrial costs, which mainly related to launch costs and increased product content, as well as depreciation and amortization related to new vehicles; and

•	negative foreign currency translation effects.
LATAM

		Increase/(Decrease)					Increase/(Decrease)
Nine months ended September 30		2018 vs. 2017			Three months ended September 30		2018 vs. 2017
2018	2017	% Actual	% CER		2018	2017	% Actual	% CER
433	373	16.1%	—	Shipments (thousands of units)	151	140	7.9%	—
€5,979	€5,798	3.1%	24.1%	Net revenues (€ million)	€1,983	€2,115	(6.2)%	14.3%
€258	€99	160.6%	232.5%	Adjusted EBIT (€ million)	€83	€59	40.7%	82.6%
4.3%	1.7%	+260 bps	—	Adjusted EBIT margin (%)	4.2%	2.8%	+140 bps	—
Three months ended September 30, 2018
The Group's market share(1) in LATAM increased 80 bps to 13.4 percent for the three months ended September 30, 2018 from 12.6 percent in the same period in 2017. The Group's market share in Brazil and Argentina for the three months ended September 30, 2018 increased 60 bps to 18.2 percent from 17.6 percent and increased 70 bps to 12.7 percent from 12.0 percent respectively compared to the corresponding period in 2017.
Shipments
The increase in LATAM shipments in the three months ended September 30, 2018 compared to the same period in 2017 was mainly due to increased volumes in Brazil of the all-new Fiat Argo and Cronos, as well as the Jeep Compass, partially offset by discontinued vehicles and the impact of the economic deterioration in Argentina.
Net revenues
The decrease in LATAM Net revenues in the three months ended September 30, 2018 compared to the same period in 2017 was due to €0.4 billion from negative foreign exchange translation effects, partially offset by €0.3 billion from higher shipments, favorable vehicle mix and positive net pricing.

________________________________________________________________________________________________________________________________________________
(1) Our estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources, including IHS Markit, National Organization of Automotive Vehicles Distribution and Association of Automotive Producers.

Adjusted EBIT
The following chart reflects the change in LATAM Adjusted EBIT by operational driver for the three months ended September 30, 2018 compared to the same period in 2017.
The increase in LATAM Adjusted EBIT in the three months ended September 30, 2018 compared to the same period in 2017 was primarily due to:

•	higher volumes, positive mix and net pricing, as described above.
This was partially offset by:

•	higher industrial costs, primarily in relation to negative foreign currency transaction effects;

•	higher advertising costs relating to new vehicles; and

•	negative foreign exchange translation effects.
Nine months ended September 30, 2018
Shipments
The increase in LATAM shipments in the nine months ended September 30, 2018 compared to the same period in 2017 was mainly due to the all-new Fiat Argo and Cronos and Fiat Strada, as well as Pernambuco-built vehicles, partially offset by discontinued vehicles.
Net revenues
The increase in LATAM Net revenues in the nine months ended September 30, 2018 compared to the same period in 2017 was due to €1.3 billion mainly from higher volumes, favorable vehicle mix and positive net pricing, which were partially offset by €1.2 billion from negative foreign exchange translation effects.

Adjusted EBIT
The following chart reflects the change in LATAM Adjusted EBIT by operational driver for the nine months ended September 30, 2018 compared to the same period in 2017.
The increase in LATAM Adjusted EBIT in the nine months ended September 30, 2018 compared to the same period in 2017 was primarily due to:

•	higher volumes and favorable mix; and

•	positive net pricing.
These were partially offset by:

•	higher industrial costs, including inefficiencies from the truckers' strike during the second quarter;

•	higher advertising costs related to new vehicles; and

•	negative foreign currency effects.
APAC

		Increase/(Decrease)					Increase/(Decrease)
Nine months ended September 30		2018 vs. 2017			Three months ended September 30		2018 vs. 2017
2018	2017	% Actual	% CER		2018	2017	% Actual	% CER
155	212	(26.9)%	—	Combined shipments (thousands of units)	46	66	(30.3)%	—
58	61	(4.9)%	—	Consolidated shipments (thousands of units)	19	23	(17.4)%	—
€1,853	€2,424	(23.6)%	(18.4)%	Net revenues (€ million)	€582	€782	(25.6)%	(24.1)%
€(184)	€174	n.m.	n.m.	Adjusted EBIT (€ million)	€(96)	€109	n.m.	n.m.
(9.9)%	7.2%	n.m.	—	Adjusted EBIT margin (%)	(16.5)%	13.9%	n.m.	—
________________________________________________________________________________________________________________________________________________
n.m. = number not meaningful

We locally produce and distribute the Jeep Cherokee, Jeep Renegade, all-new Jeep Compass and all-new Jeep Grand Commander through the 50% owned GAC Fiat Chrysler Automobiles Co (“GAC FCA JV”). The results of the GAC FCA JV are accounted for using the equity method, with recognition of our share of the net income of the joint venture in the line item “Result from investment” within the Consolidated Income Statement. We also produce the all-new Jeep Compass through our joint operation with Fiat India Automobiles Private Limited (“FIAPL”) and we recognize our related interest in the joint operation on a line by line basis.
Shipments of our consolidated subsidiaries, which includes vehicles produced by FIAPL, are reported in both consolidated and combined shipments. Shipments of the GAC FCA JV joint venture are not included in consolidated shipments and are only in combined shipments.
Three months ended September 30, 2018
Shipments
The decrease in combined shipments in the three months ended September 30, 2018 compared to the same period in 2017 was mainly due to lower shipments from the GAC FCA JV and import volumes, primarily due to China market weakness and increased competition.
The decrease in consolidated shipments in the three months ended September 30, 2018 compared to the same period in 2017 was mainly due to lower import volumes, primarily due to China market weakness and increased competition.
Net revenues
The decrease in APAC Net revenues in the three months ended September 30, 2018 compared to the same period in 2017 was primarily due to lower consolidated volumes, unfavorable market and product mix and unfavorable net pricing.
Adjusted EBIT
The following chart reflects the change in APAC Adjusted EBIT by operational driver for the three months ended September 30, 2018 compared to the same period in 2017.
The decrease in APAC Adjusted EBIT in the three months ended September 30, 2018 compared to the same period in 2017 was primarily due to:

•	lower Net revenues, as described above;

•	lower results from the GAC FCA JV (included in Other above); and

•	the benefit of the Tianjin port explosions final insurance recovery of €87 million included in prior year results (included in Other above).
Nine months ended September 30, 2018
Shipments
The decrease in combined shipments in the nine months ended September 30, 2018 compared to the same period in 2017 was mainly due to lower shipments from the GAC FCA JV and import volumes, partially offset by increased shipments of the all-new Jeep Compass in India.
The decrease in consolidated shipments in the nine months ended September 30, 2018, compared to the same period in 2017 was mainly due to lower import volumes being offset by increased shipments of the all-new Jeep Compass in India.
Net revenues
The decrease in APAC Net revenues in the nine months ended September 30, 2018 compared to the same period in 2017 was primarily due to lower volumes, unfavorable mix and pricing actions resulting from announced changes to China import duties, in addition to negative foreign exchange translation effects.
Adjusted EBIT
The following chart reflects the change in APAC Adjusted EBIT by operational driver for the nine months ended September 30, 2018 compared to the same period in 2017.
The decrease in APAC Adjusted EBIT in the nine months ended September 30, 2018 compared to the same period in 2017 was primarily due to:

•	lower Net revenues, as described above;

•	lower results from the GAC FCA JV (included in Other above); and

•	the benefit of the Tianjin port explosions final insurance recovery of €93 million included in the prior year results (included in Other above).
These were partially offset by:

•	lower selling, general and administrative expenses.

EMEA

		Increase/(Decrease)					Increase/(Decrease)
Nine months ended September 30		2018 vs. 2017			Three months ended September 30		2018 vs. 2017
2018	2017	% Actual	% CER		2018	2017	% Actual	% CER
1,014	1,020	(0.6)%	—	Shipments (thousands of units)	273	285	(4.2)%	—
€16,925	€16,615	1.9%	2.5%	Net revenues (€ million)	€4,955	€4,975	(0.4)%	(0.1)%
€345	€505	(31.7)%	(33.6)%	Adjusted EBIT (€ million)	€(25)	€127	n.m.	n.m.
2.0%	3.0%	-100 bps	—	Adjusted EBIT margin (%)	(0.5)%	2.6%	-310 bps	—
Three months ended September 30, 2018
The Group's market share(1) in the European Union for passenger cars for the three months ended September 30, 2018, increased 10 bps to 6.3 percent from 6.2 percent in the same period in 2017, while the Group's market share for light commercial vehicles decreased by 30 bps to 10.6 percent from 10.9 percent.
Shipments
The decrease in EMEA shipments in the three months ended September 30, 2018 compared to the same period in 2017, was primarily due to lower Fiat volumes partially offset by higher Jeep shipments.
Net revenues
EMEA Net revenues in the three months ended September 30, 2018 were substantially in line with those in the same period in 2017, primarily due to favorable vehicle mix, offset by lower volumes and negative net pricing, largely due to the transition to WLTP (“Worldwide Harmonized Light vehicles Test Procedure”).
Adjusted EBIT
The following chart reflects the change in EMEA Adjusted EBIT by operational driver for the three months ended September 30, 2018 compared to the same period in 2017.

________________________________________________________________________________________________________________________________________________
(1) Our estimated market share data is presented based on the European Automobile Manufacturers Association (ACEA) Registration Databases and national Registration Offices databases.

The decrease in EMEA Adjusted EBIT in the three months ended September 30, 2018 compared to the same period in 2017 was primarily due to:

•	lower volumes and unfavorable trim and channel mix, as described above;

•	continued negative net pricing;

•	impacts from the transition to WLTP; and

•	higher advertising expenses.
This was partially offset by:

•	purchasing and manufacturing efficiencies as well as favorable foreign currency transaction effects, included within Industrial costs.
Nine months ended September 30, 2018
Shipments
The decrease in EMEA shipments in the nine months ended September 30, 2018 compared to the same period in 2017 was mainly due to lower Fiat, Fiat Professional and Lancia shipments, partially offset by increased shipments of the all-new Jeep Compass and the Alfa Romeo Stelvio.
Net revenues
The increase in EMEA Net revenues in the nine months ended September 30, 2018 compared to the same period in 2017 was primarily due to favorable vehicle mix being partially offset by negative net pricing and foreign exchange effects.
Adjusted EBIT
The following chart reflects the change in EMEA Adjusted EBIT by operational driver for the nine months ended September 30, 2018 compared to the same period in 2017.
The decrease in EMEA Adjusted EBIT in the nine months ended September 30, 2018 compared to the same period in 2017 was primarily due to:

•	continued negative net pricing, including foreign exchange transaction impacts, primarily from British Pound Sterling and Swiss Franc, as well as the transition to WLTP.

This was partially offset by:

•	lower industrial costs, primarily due to purchasing and manufacturing efficiencies.
Maserati

		Increase/(Decrease)					Increase/(Decrease)
Nine months ended September 30		2018 vs. 2017			Three months ended September 30		2018 vs. 2017
2018	2017	% Actual	% CER		2018	2017	% Actual	% CER
26.0	36.0	(27.8)%	—	Shipments (thousands of units)	8.8	10.9	(19.3)%	—
€1,953	€2,844	(31.3)%	(29.2)%	Net revenues (€ million)	€631	€821	(23.1)%	(23.2)%
€103	€372	(72.3)%	(72.0)%	Adjusted EBIT (€ million)	€15	€113	(86.7)%	(86.1)%
5.3%	13.1%	n.m.	—	Adjusted EBIT margin (%)	2.4%	13.8%	n.m.	—
________________________________________________________________________________________________________________________________________________
n.m. = number not meaningful
Three months ended September 30, 2018
Shipments
The decrease in Maserati shipments in the three months ended September 30, 2018 compared to the same period in 2017 was mainly due to lower volumes in China and Europe, more than offsetting slightly increased volumes in North America.
Net revenues
The decrease in Maserati Net revenues in the three months ended September 30, 2018 compared to the same period in 2017 was primarily due to lower shipments and unfavorable market mix.
Adjusted EBIT
The decrease in Maserati Adjusted EBIT in the three months ended September 30, 2018 compared to the same period in 2017 was primarily due to lower volumes, unfavorable market mix and increased research and development costs.
Nine months ended September 30, 2018
Shipments
The decrease in Maserati shipments in the nine months ended September 30, 2018 compared to the same period in 2017 was mainly due to the impact from import duty reductions in China applicable from July 1 delaying customer buying decisions, as well as lower volumes overall, partially offset by higher GranTurismo and GranCabrio shipments in the first quarter.
Net revenues
The decrease in Maserati Net revenues in the nine months ended September 30, 2018 compared to the same period in 2017, was primarily due to lower volumes, unfavorable mix and pricing, as well as negative foreign currency translation effects.
Adjusted EBIT
The decrease in Maserati Adjusted EBIT for the nine months ended September 30, 2018 compared to the same period in 2017 was primarily due to lower shipments and unfavorable mix and pricing in connection with China duty reductions, partially offset by lower advertising costs.

Liquidity and Capital Resources
Available Liquidity
The following table summarizes our total available liquidity, and includes Magneti Marelli for comparability with prior periods and previously provided guidance:

(€ million)	At September 30, 2018	At December 31, 2017
Cash, cash equivalents and current debt securities(1)	€12,297	€12,814
Undrawn committed credit lines(2)	7,678	7,563
Available liquidity(3)	€19,975	€20,377
________________________________________________________________________________________________________________________________________________
(1) Current debt securities are comprised of short term or marketable securities which represent temporary investments that do not satisfy all the requirements to be classified as cash equivalents as they may not be readily convertible to cash or they are subject to significant risk of change in value (even if they are short-term in nature or marketable).
(2) Excludes the undrawn €0.1 billion long-term dedicated credit lines available to fund scheduled investments at September 30, 2018 (€0.1 billion was undrawn at December 31, 2017).
(3) The majority of our liquidity is available to our treasury operations in Europe and U.S.; however, liquidity is also available to certain subsidiaries which operate in other areas. Cash held in such countries may be subject to restrictions on transfer depending on the foreign jurisdictions in which these subsidiaries operate. Based on our review of such transfer restrictions in the countries in which we operate and maintain material cash balances, we do not believe such transfer restrictions had an adverse effect on the Group’s ability to meet its liquidity requirements at the dates above.
Available liquidity at September 30, 2018 decreased €0.4 billion from December 31, 2017 primarily as a result of the repayment of two notes at maturity with a total principal amount of €1.85 billion, partially offset by €1.2 billion positive cash flows from operating activities net of cash used in investing activities and positive foreign exchange translation effects of €0.1 billion. Our available liquidity is subject to intra-month and seasonal fluctuations resulting from business and collection-payment cycles as well as to changes in foreign exchange conversion rates. Refer to the section — Cash Flows below for additional information regarding the change in cash and cash equivalents.
Our liquidity is principally denominated in U.S. Dollar and in Euro, with the remainder being distributed in various countries and denominated in the relevant local currencies. Out of the total cash, cash equivalents and current debt securities available at September 30, 2018, €8.4 billion, or 68.3 percent, were denominated in U.S. Dollar (€7.0 billion, or 54.7 percent, at December 31, 2017) and €1.1 billion, or 8.9 percent, were denominated in Euro (€2.3 billion, or 18.0 percent, at December 31, 2017).
At September 30, 2018, undrawn committed credit lines totaling €7.7 billion included the €6.25 billion syndicated revolving credit facility, as described below, and €1.4 billion of other revolving credit facilities. At December 31, 2017, undrawn committed credit lines totaling €7.6 billion included the €6.25 billion syndicated revolving credit facility, as described below, and approximately €1.3 billion of other revolving credit facilities.
Capital Market and Other Financing Transactions
Medium Term Note Programme
In March and July 2018, the Group repaid notes at maturity with principal amounts of €1,250 million and €600 million, respectively, that were issued through the Medium Term Note (“MTN”) Programme.
Revolving Credit Facilities
In March 2018, the Group amended its syndicated revolving credit facility originally signed in June 2015 and previously amended in March 2017 (as amended, the “RCF”). The amendment extended the RCF’s final maturity to March 2023. The RCF, which is available for general corporate purposes and for the working capital needs of the Group, is structured in two tranches: €3.125 billion, with a 37-month tenor and two extension options of 1-year and of 11-months exercisable on the first and second anniversary of the amendment signing date, respectively, and €3.125 billion, with a 60-month tenor. The amendment was accounted for as a debt modification and, as a result, the new costs associated with the March 2018 amendment as well as the remaining unamortized debt issuance costs related to the original €5.0 billion RCF and the previous March 2017 amendment will be amortized over the life of the amended RCF.

European Investment Bank Borrowings
In June 2018, the Group entered into an agreement for a €420 million four-year loan with the European Investment Bank (“EIB”) to support research and development (“R&D”) projects to be implemented by FCA during the period 2018-2020. The drawdown of the loan took place in July 2018.
In July 2018, the Group repaid a loan at maturity of €600 million with the EIB.
Cash Flows
The following table summarizes the cash flows from operating, investing and financing activities for the nine months ended September 30, 2018 and 2017. Refer to our Interim Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2018 and 2017 included elsewhere in this Interim Report for additional detail.

	Nine months ended September 30
(€ million)	2018(1)	2017(1)
Cash flows from operating activities - continuing operations	€5,623	€6,090
Cash flows from operating activities - discontinued operations	340	479
Cash flows used in investing activities - continuing operations	(4,306)	(6,108)
Cash flows used in investing activities - discontinued operations	(415)	(404)
Cash flows used in financing activities - continuing operations	(1,947)	(4,358)
Cash flows used in financing activities - discontinued operations	(61)	(199)
Translation exchange differences	54	(1,065)
Total change in cash and cash equivalents	(712)	(5,565)

Cash and cash equivalents at beginning of the period	12,638	17,318
Total change in cash and cash equivalents	(712)	(5,565)
Less: Cash and cash equivalents at end of the period - included within Assets held for sale	508	—
Cash and cash equivalents at end of the period	€11,418	€11,753
________________________________________________________________________________________________________________________________________________
(1) The cash flows of the Group for the nine months ended September 30, 2018 and 2017 have been re-presented following the classification of the Magneti Marelli business unit as a discontinued operation for the nine months ended September 30, 2018; Magneti Marelli operating results were excluded from the Group's continuing operations and are presented as a single line item within the Interim Condensed Consolidated Income Statement for the each of the periods presented. The assets and liabilities of Magneti Marelli have been classified as Assets held for sale and Liabilities held for sale within the Interim Condensed Consolidated Statement of Financial Position at September 30, 2018, while the assets and liabilities of Magneti Marelli have not been classified as such within the comparative Interim Condensed Consolidated Statement of Financial Position for any of the periods presented.
Operating Activities
For the nine months ended September 30, 2018, cash flows from operating activities were the result of Net profit from continuing operations of €2,159 million primarily adjusted: (1) to add back €4,175 million for depreciation and amortization expense, (2) a €221 million change in deferred taxes, (3) a €618 million net increase in provisions, primarily due to a €713 million charge recognized for estimated costs related to U.S. diesel emissions matters and a €670 million accelerated discretionary pension contribution largely offset by changes in other provisions (4) €340 million of cash flows from operating activities of discontinued operations and (5) for the negative effect of the change in working capital of €1,976 million, which was primarily driven by (i) an increase of €1,066 million in inventories mainly due to the ramp-up of new models in NAFTA and EMEA as well as volumes increase in LATAM, (ii) an increase of €204 million in trade receivables, (iii) an increase of €781 million in other receivables net of other payables, mainly due to an increase in indirect tax receivables, which were partially offset by (iv) an increase of €75 million in trade payables,

For the nine months ended September 30, 2017, cash flows from operating activities were the result of Net profit from continuing operations of €2,550 million primarily adjusted: (1) to add back €4,191 million for depreciation and amortization expense, (2) €713 million of net decrease in deferred tax assets mainly related to LATAM (refer to Note 5, Tax Expense, in the Interim Condensed Consolidated Financial Statements included elsewhere in this Interim Report), (3) €479 million of cash flows from operating activities of discontinued operations, and (4) for the negative effect of the change in working capital of €1,225 million, which was primarily driven by (i) an increase of €2,183 million in inventories mainly due to the launch of new models in EMEA, volume increases in LATAM and Maserati and inventory build-up for the launch of Alfa Romeo in APAC, (ii) an increase of €164 million in trade receivables which were partially offset by (iii) an increase of €1,080 million in trade payables mainly due to increased production volumes in NAFTA as compared to year-end December 2016, and (iv) an increase of €42 million in other payables and receivables.
Investing Activities
For the nine months ended September 30, 2018, cash used in investing activities was primarily the result of €3,785 million of capital expenditures, including €1,463 million of capitalized development expenditures, an increase in receivables from financing activities of €388 million, which was mainly attributable to increased financing in LATAM and EMEA, and €415 million of cash flows used by discontinued operations.
For the nine months ended September 30, 2017, cash used in investing activities was primarily the result of €6,094 million of capital expenditures, including €1,815 million of capitalized development expenditures, an increase in the portfolio of financial services companies of €230 million, mainly attributed to increased dealer and retail financing in APAC, and €404 million of cash flows used by discontinued operations, which was partially offset by the proceeds received of €144 million from the sale of the investment in CNH Industrial N.V. (“CNHI”), which was recognized in the Change in securities line item within the Statement of Cash Flows (refer to Note 14, Fair Value Measurement, in the Interim Condensed Consolidated Financial Statements included elsewhere in this Interim Report).
Financing Activities
For the nine months ended September 30, 2018, cash used in financing activities was primarily the result of the repayments of two notes at maturity with a total principal amount of €1,850 million that were issued through the MTN Programme.
For the nine months ended September 30, 2017, cash used in financing activities was primarily the result of (i) the voluntary prepayment of the outstanding principal and accrued interest of U.S.$1,826 million (€1,721 million) of the FCA US Tranche B Term Loan due 2017 and (ii) the repayment at maturity of two notes under the MTN Programme, one with a principal amount of €850 million and one with a principal amount of €1,000 million, (iii) the prepayment of the remaining scheduled payments of the Canada Health Care Trust Tranche B Note for a total of €226 million and the net repayment of other debt, primarily in Brazil.

Net cash/(debt) and Net industrial cash/(debt)
The following table summarizes our Net cash/(debt) and Net industrial cash/(debt) at September 30, 2018 and December 31, 2017 and provides a reconciliation of Debt, the most directly comparable measure included in our Interim Condensed Consolidated Statement of Financial Position, to Net cash/(debt):

	At September 30, 2018			At December 31, 2017
(€ million)	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services	Consolidated
Third party debt (principal)	€(13,234)	€(1,966)	€(15,200)	€(16,375)	€(1,647)	€(18,022)
Capital market(1)	(7,672)	(382)	(8,054)	(9,443)	(308)	(9,751)
Bank debt	(4,921)	(1,182)	(6,103)	(6,219)	(986)	(7,205)
Other debt(2)	(641)	(402)	(1,043)	(713)	(353)	(1,066)
Accrued interest and other adjustments(3)	—	(2)	(2)	53	(2)	51
Debt from continuing operations	(13,234)	(1,968)	(15,202)	(16,322)	(1,649)	(17,971)
Debt classified as held for sale	(224)	—	(224)	—	—	—
Debt including discontinued operations	(13,458)	(1,968)	(15,426)	(16,322)	(1,649)	(17,971)
Intercompany, net(4)	514	(514)	—	844	(844)	—
Current financial receivables from jointly-controlled financial services companies(5)	350	—	350	285	—	285
Debt, net of intercompany and current financial receivables from jointly-controlled financial services companies including discontinued operations	(12,594)	(2,482)	(15,076)	(15,193)	(2,493)	(17,686)
Derivative financial assets/(liabilities), net and collateral deposits(6)	258	—	258	204	2	206
Current debt securities(7)	368	—	368	176	—	176
Cash and cash equivalents	11,254	164	11,418	12,423	215	12,638
Cash and cash equivalents, current debt securities and derivative financial assets/(liabilities), net classified as held for sale(8)	525	—	525	—	—	—
Total Net cash/(debt) including discontinued operations	(189)	(2,318)	(2,507)	(2,390)	(2,276)	(4,666)
________________________________________________________________________________________________________________________________________________
(1) Includes notes (€7,669 million at September 30, 2018 and €9,422 million at December 31, 2017) and other debt instruments (€385 million at September 30, 2018 and €329 million at December 31, 2017) issued in financial markets, mainly from LATAM financial services companies.
(2) Includes asset backed financing, (i.e., sales of receivables for which de-recognition is not allowed under IFRS) (€398 million at September 30, 2018 and €360 million at December 31, 2017), arrangements accounted for as a lease under IFRIC 4-Determining whether an arrangement contains a lease, and other financial payables.
(3) Includes adjustments for fair value accounting on debt and net (accrued)/deferred interest as well as other amortizing cost adjustments.
(4) Net amount between industrial activities entities' financial receivables due from financial services entities (€852 million at September 30, 2018 and €983 million at December 31, 2017) and industrial activities entities' financial payables due to financial services entities (€338 million at September 30, 2018 and €139 million at December 31, 2017).
(5) Financial receivables due from FCA Bank.
(6) Fair value of derivative financial instruments (net positive €191 million at September 30, 2018 and net positive €145 million at December 31, 2017) and collateral deposits (€67 million at September 30, 2018 and €61 million at December 31, 2017).
(7) Excludes certain debt securities held pursuant to applicable regulations (€69 million at September 30, 2018 and €59 million at December 31, 2017).
(8) Including €3m of current debt securities. There were no collateral deposits classified as held for sale.
Net debt decreased by €2,159 million from €(4,666) million at December 31, 2017 to €(2,507) million at September 30, 2018.
Net industrial debt decreased €2,201 million from €(2,390) million at December 31, 2017 to €(189) million at September 30, 2018, primarily reflecting Industrial free cash flows of €2,318 million for the period (refer to Industrial free cash flows, below) and an acceleration of a €670 million discretionary pension contribution, net of tax.
Net debt from financial services increased €42 million from €(2,276) million at December 31, 2017 to €(2,318) million at September 30, 2018, primarily due to an increase in the receivables portfolio.

Industrial free cash flows
The following table provides a reconciliation of Cash flows from operating activities, the most directly comparable measure included in our Interim Condensed Consolidated Statement of Cash Flows, to Industrial free cash flows for the nine months ended September 30, 2018 and 2017. The amounts below include Magneti Marelli for comparability with prior periods and previously provided guidance:

	Nine months ended September 30
(€ million)	2018	2017
Cash flows from operating activities	€5,963	€6,569
Less: Operating activities not attributable to industrial activities	(51)	(107)
Less: Capital expenditures for industrial activities	(4,188)	(6,480)
Add back: Discretionary pension contribution, net of tax	594	—
Industrial free cash flows	€2,318	€(18)

For the nine months ended September 30, 2018 Industrial free cash flows increased by €2,434 million as compared to the same period in 2017, primarily due to lower capital expenditures.

Risks and Uncertainties
Except as noted below, the Group believes that the risks and uncertainties identified for the nine months ended September 30, 2018 are in line with the main risks and uncertainties to which the Group is exposed and that were identified and discussed in Item 3D of the Group's Form 20-F for the year ended December 31, 2017 filed with the SEC on February 20, 2018, and the Annual Report for the year ended December 31, 2017 filed with the AFM also on February 20, 2018. Those risks and uncertainties should be read in conjunction with this Interim Report.
Regarding the risk factor, Our businesses are affected by global financial markets and general economic and other conditions over which we have little or no control, the Group adds the following:
There has been a recent and significant increase in activity and speculation regarding tariffs and duties between the U.S. and its trading partners. Tariffs or duties implemented between the U.S. and its trading partners could have a material adverse effect on our business, financial condition and results of operations. Tariffs or duties that directly impact our products could reduce consumer demand and/or make our products less profitable. In addition, a continued escalation in tariff or duty activity between the U.S. and its major trading partners could negatively impact global economic activity, which could in turn reduce demand for our products.

Group’s 2018-2022 Business Plan
On June 1, 2018, FCA's former Chief Executive Officer Sergio Marchionne, together with members of the Group's executive management, presented the Group’s 2018-2022 Business Plan.
The updated Business Plan builds upon the strategic actions taken in the prior plan to generate volume growth and margin expansion through the following:

•
Continued emphasis on building strong brands by leveraging renewals of key products and portfolio expansion through new white space products with particular focus on the Jeep, Ram, Maserati and Alfa Romeo brands;

•	Continue to focus on industrial rationalization to deliver cost savings through Manufacturing and Purchasing efficiencies;

•	Implementation of various electrified powertrain applications throughout the portfolio to achieve regulatory compliance;

•	Continue to partner with various outside experts to enhance skill set related to autonomous driving technologies, preserve full optionality and ensure speed to market; and

•
Maintain a disciplined approach to the deployment of capital which includes re-establishment of consistent shareholder remuneration actions and pursuit of new business opportunities such as a U.S. captive finance company to maximize value creation.

We continue to assess the potential impacts of operationalizing and implementing the strategic targets set out in the updated Business Plan, including re-allocation of our resources, which may impact the recoverability of certain of our assets or asset groups in future periods. For example, we announced our intention to phase out diesel engines by 2021 for passenger cars in certain markets in Europe while production will continue for LCVs. As we assess and determine the ultimate use of these assets, such as continued production for use in markets outside Europe, there may be further impairments or changes in useful lives.
Other than as referenced in Outlook below, all other targets presented in the Business Plan remain unchanged.
The Magneti Marelli transaction enables payment of an extraordinary dividend of €2 billion at closing, which is in addition to the commencement of an annual ordinary dividend in Spring 2019 of 20 percent of earnings, as presented at the 2018 Capital Markets Day. Both are subject to Board of Directors and shareholder approval.
Outlook
The following full-year 2018 guidance includes the results of Magneti Marelli and does not include any impacts from the announced sale of Magneti Marelli or U.S. diesel emissions matters.
Operating metrics confirmed. Net industrial cash reflects production realignment to expected demand and accelerated discretionary pension contribution, net of tax:

Net revenues	€115 - €118 billion
Adjusted EBIT	€7.5 - €8.0 billion
Adjusted net profit	~ €5.0 billion
Net industrial cash	€1.5 billion - €2.0 billion from ~ €3.0 billion

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND NOTES AS OF AND FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED INCOME STATEMENT
(in € million, except per share amounts)
(Unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2018	2017	2018	2017
Net revenues	3	€27,594	€25,192	€80,938	€78,148
Cost of revenues		23,584	21,294	69,428	66,187
Selling, general and other costs		2,291	1,667	5,608	5,285
Research and development costs		705	696	2,249	2,210
Result from investments		50	101	201	296
Reversal of a Brazilian indirect tax liability		—	—	—	895
Gains on disposal of investments		—	—	—	49
Restructuring costs		24	5	26	81
Net financial expenses	4	249	292	801	1,010
Profit before taxes		791	1,339	3,027	4,615
Tax expense	5	277	517	868	2,065
Net profit from continuing operations		514	822	2,159	2,550
Profit from discontinued operations, net of tax		50	88	180	156
Net profit		€564	€910	€2,339	€2,706

Net profit attributable to:
Owners of the parent		557	911	2,321	2,693
Non-controlling interests		7	(1)	18	13
		€564	€910	€2,339	€2,706

Net profit from continuing operations attributable to:
Owners of the parent		513	825	2,156	2,544
Non-controlling interests		1	(3)	3	6
		€514	€822	€2,159	€2,550

Earnings per share:	18
Basic earnings per share		€0.36	€0.59	€1.50	€1.75
Diluted earnings per share		€0.36	€0.58	€1.48	€1.73

Earnings per share for Net profit from continuing operations:	18
Basic earnings per share		€0.33	€0.54	€1.39	€1.66
Diluted earnings per share		€0.33	€0.53	€1.38	€1.64

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in € million)
(Unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2018	2017	2018	2017
Net profit (A)		€564	€910	€2,339	€2,706

Items that will not be reclassified to the Consolidated Income Statement in subsequent periods:	17
Losses on re-measurement of defined benefit plans		—	—	(5)	—
Gains on equity instruments measured at fair value through other comprehensive income		—	—	—	11
Tax effect		—	—	1	—
Items relating to discontinued operations, net of tax		1	—	3	—
Total items that will not be reclassified to the Consolidated Income Statement in subsequent periods (B1)		1	—	(1)	11

Items that may be reclassified to the Consolidated Income Statement in subsequent periods:	17
(Losses)/gains on cash flow hedging instruments		(38)	(33)	19	85
Foreign exchange losses		(29)	(478)	(120)	(1,671)
Share of Other comprehensive loss for equity method investees		(95)	(26)	(155)	(73)
Tax effect		3	15	(24)	11
Items relating to discontinued operations, net of tax		(54)	1	(114)	46
Total items that may be reclassified to the Consolidated Income Statement in subsequent periods (B2)		(213)	(521)	(394)	(1,602)

Total Other comprehensive income/(loss), net of tax (B1)+(B2)=(B)		(212)	(521)	(395)	(1,591)

Total Comprehensive income (A)+(B)		€352	€389	€1,944	€1,115

Total Comprehensive income attributable to:
Owners of the parent		€349	€389	€1,930	€1,100
Non-controlling interests		3	—	14	15
		€352	€389	€1,944	€1,115

Total Comprehensive income attributable to owners of the parent:
Continuing operations		€355	€301	€1,870	€901
Discontinued operations		(6)	88	60	199
		€349	€389	€1,930	€1,100

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(in € million)
(Unaudited)

	Note	At September 30, 2018	At December 31, 2017
Assets
Goodwill and intangible assets with indefinite useful lives	6	€13,818	€13,390
Other intangible assets		11,475	11,542
Property, plant and equipment		26,220	29,014
Investments accounted for using the equity method		1,907	2,008
Other financial assets		457	482
Deferred tax assets		1,937	2,004
Trade and other receivables	7	643	666
Tax receivables		73	83
Prepaid expenses and other assets		288	328
Other non-current assets		419	508
Total Non-current assets		57,237	60,025
Inventories	8	13,137	12,922
Assets sold with a buy-back commitment		2,325	1,748
Trade and other receivables	7	8,254	7,887
Tax receivables		162	215
Prepaid expenses and other assets		408	377
Other financial assets		808	487
Cash and cash equivalents		11,418	12,638
Assets held for sale		4,409	—
Total Current assets		40,921	36,274
Total Assets		€98,158	€96,299
Equity and liabilities
Equity	17
Equity attributable to owners of the parent		€22,868	€20,819
Non-controlling interests		191	168
Total Equity		23,059	20,987
Liabilities
Long-term debt	12	10,397	10,726
Employee benefits liabilities	10	8,017	8,584
Provisions	11	5,588	5,770
Other financial liabilities		5	1
Deferred tax liabilities		759	388
Tax payables		43	74
Other liabilities	13	2,442	2,500
Total Non-current liabilities		27,251	28,043
Trade payables		20,383	21,939
Short-term debt and current portion of long-term debt	12	4,805	7,245
Other financial liabilities		180	138
Employee benefits liabilities	10	528	694
Provisions	11	10,243	9,009
Tax payables		333	309
Other liabilities	13	8,378	7,935
Liabilities held for sale		2,998	—
Total Current liabilities		47,848	47,269
Total Equity and liabilities		€98,158	€96,299
The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(in € million)
(Unaudited)

		Nine months ended September 30
	Note	2018	2017
Cash flows from operating activities:
Net profit from continuing operations		€2,159	€2,550
Amortization and depreciation		4,175	4,191
Change in inventories, trade and other receivables and payables		(1,976)	(1,225)
Dividends received		75	49
Change in provisions		618	61
Change in deferred taxes		221	713
Other changes		351	(249)
Cash flows from operating activities - discontinued operations		340	479
Total		5,963	6,569
Cash flows used in investing activities:
Investments in property, plant and equipment and intangible assets		(3,785)	(6,094)
Investments in joint ventures, associates and unconsolidated subsidiaries		(2)	(2)
Net change in receivables from financing activities		(388)	(230)
Change in securities		(184)	173
Other changes		53	45
Cash flows used in investing activities - discontinued operations		(415)	(404)
Total		(4,721)	(6,512)
Cash flows used in financing activities:
Repayment of notes	12	(1,850)	(1,850)
Issuance of other long-term debt		864	561
Repayment of other long-term debt	12	(1,546)	(2,883)
Net change in short-term debt and other financial assets/liabilities		575	(181)
Distributions paid		(1)	—
Capital increase		11	—
Other changes		—	(5)
Cash flows used in financing activities - discontinued operations		(61)	(199)
Total		(2,008)	(4,557)
Translation exchange differences		54	(1,065)
Total change in Cash and cash equivalents		(712)	(5,565)

Cash and cash equivalents at beginning of the period		12,638	17,318
Total change in Cash and cash equivalents		(712)	(5,565)
Less: Cash and cash equivalents at end of the period - included within Assets held for sale		508	—
Cash and cash equivalents at end of the period		€11,418	€11,753

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(in € million)
(Unaudited)

	Attributable to owners of the parent
	Share capital	Other reserves	Cash flow hedge reserve	Currency translation differences	Available-for-sale financial assets	Remeasure-ment of defined benefit plans	Cumulative share of OCI of equity method investees	Non-controlling interests	Total
At December 31, 2016	€19	€17,312	€(63)	€2,912	€(11)	€(768)	€(233)	€185	€19,353
Net profit	—	2,693	—	—	—	—	—	13	2,706
Disposal of publishing business	—	(64)	—	—	—	5	—	(28)	(87)
Other comprehensive income/(loss)	—	—	112	(1,643)	11	—	(73)	2	(1,591)
Share-based compensation(1)	—	98	—	—	—	—	—	—	98
Other changes	—	(3)	—	—	—	—	—	(15)	(18)
At September 30, 2017	€19	€20,036	€49	€1,269	€—	€(763)	€(306)	€157	€20,461
________________________________________________________________________________________________________________________________________________
(1) Includes €33 million tax benefit related to the long-term incentive plans.

	Attributable to owners of the parent
	Share capital	Other reserves	Cash flow hedge reserve	Currency translation differences	Financial Assets measured at FVOCI	Remeasure-ment of defined benefit plans	Cumulative share of OCI of equity method investees	Non-controlling interests	Total
At December 31, 2017	€19	€20,921	€68	€970	€3	€(810)	€(352)	€168	€20,987
Impact from the adoption of IFRS 15 and IFRS 9	—	21	—	—	—	—	—	—	21
At January 1, 2018	19	20,942	68	970	3	(810)	(352)	168	21,008
Capital increase	—	—	—	—	—	—	—	11	11
Distributions	—	—	—	—	—	—	—	(1)	(1)
Net profit	—	2,321	—	—	—	—	—	18	2,339
Other comprehensive income/(loss)(1)	—	—	(4)	(231)	—	(1)	(155)	(4)	(395)
Share-based compensation(2)	—	78	—	—	—	—	—	—	78
Other changes(3)	—	16	4	—	—	—	—	(1)	19
At September 30, 2018	€19	€23,357	€68	€739	€3	€(811)	€(507)	€191	€23,059
________________________________________________________________________________________________________________________________________________
(1) Includes €111 million relating to discontinued operations as separately disclosed within Note 17, Equity.
(2) Includes €30 million tax benefit related to the long-term incentive plans.
(3) Includes €4 million deferred net hedging losses transferred to inventory, net of tax.

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
1. Basis of preparation
Authorization of Interim Condensed Consolidated Financial Statements and compliance with International Financial Reporting Standards
The accompanying Interim Condensed Consolidated Financial Statements together with the notes thereto (the “Interim Condensed Consolidated Financial Statements”) were authorized for issuance on October 30, 2018 and have been prepared in accordance with both International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) as well as IFRS as adopted by the European Union.(1) The designation “IFRS” also includes International Accounting Standards (“IAS”), as well as all interpretations of the IFRS Interpretations Committee (“IFRIC”).
The Interim Condensed Consolidated Financial Statements, which have been prepared in accordance with IAS 34 – Interim Financial Reporting, do not include all of the information and notes required for complete financial statements and should be read in conjunction with the audited annual consolidated financial statements as of and for the year ended December 31, 2017 included within the Annual Report for the year ended December 31, 2017, filed with the AFM on February 20, 2018 (the “FCA Consolidated Financial Statements at December 31, 2017”). The accounting policies are consistent with those used at December 31, 2017, except as described in the section — New standards and amendments effective from January 1, 2018 below.
Basis of preparation
The preparation of the Interim Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of the Interim Condensed Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. The Interim Condensed Consolidated Financial Statements include all adjustments considered necessary by management to fairly state the Group's results of operations, financial position and cash flows. For a description of the significant estimates, judgments and assumptions of the Group, refer to Note 2, Basis of Preparation — Use of estimates in the FCA Consolidated Financial Statements at December 31, 2017.

________________________________________________________________________________________________________________________________________________
(1) There is no effect on these Interim Condensed Consolidated Financial Statements resulting from differences between IFRS as issued by the IASB and IFRS as adopted by the European Union.

New standards and amendments effective from January 1, 2018
The cumulative effect of the changes made to our Consolidated Statement of Financial Position as of January 1, 2018 for the adoption of IFRS 15 - Revenue from Contracts with Customers and IFRS 9 - Financial Instruments is as follows:

(€ million)	At December 31, 2017 (as previously reported)	IFRS 15 Adoption Effect	IFRS 9 Adoption Effect	At January 1, 2018 (as adjusted)
Assets
Goodwill and intangible assets with indefinite useful lives	€13,390	€—	€—	€13,390
Other intangible assets	11,542	—	—	11,542
Property, plant and equipment	29,014	—	—	29,014
Investments accounted for using the equity method	2,008	—	(9)	1,999
Other financial assets	482	—	(59)	423
Deferred tax assets	2,004	(5)	—	1,999
Trade and other receivables	666	—	—	666
Tax receivables	83	—	—	83
Prepaid expenses and other assets(1)	328	—	—	328
Other non-current assets	508	—	—	508
Total Non-current assets	60,025	(5)	(68)	59,952
Inventories	12,922	—	—	12,922
Assets sold with a buy-back commitment	1,748	(288)	—	1,460
Trade and other receivables	7,887	—	—	7,887
Tax receivables	215	—	—	215
Prepaid expenses and other assets(1)	377	—	—	377
Other financial assets	487	—	59	546
Cash and cash equivalents	12,638	—	—	12,638
Total Current assets	36,274	(288)	59	36,045
Total Assets	€96,299	€(293)	€(9)	€95,997
Equity and liabilities
Equity
Equity attributable to owners of the parent	€20,819	€30	€(9)	€20,840
Non-controlling interests	168	—	—	168
Total Equity	20,987	30	(9)	21,008
Liabilities
Long-term debt	10,726	—	—	10,726
Employee benefits liabilities	8,584	—	—	8,584
Provisions	5,770	—	—	5,770
Other financial liabilities	1	—	—	1
Deferred tax liabilities	388	2	—	390
Tax payables	74	—	—	74
Other liabilities	2,500	(17)	—	2,483
Total Non-current liabilities	28,043	(15)	—	28,028
Trade payables	21,939	(73)	—	21,866
Short-term debt and current portion of long-term debt	7,245	—	—	7,245
Other financial liabilities	138	—	—	138
Employee benefits liabilities	694	—	—	694
Provisions	9,009	1	—	9,010
Tax payables	309	—	—	309
Other liabilities	7,935	(236)	—	7,699
Total Current liabilities	47,269	(308)	—	46,961
Total Equity and liabilities	€96,299	€(293)	€(9)	€95,997
________________________________________________________________________________________________________________________________________________
(1) Caption previously reported as “Accrued income and prepaid expenses”

IFRS 15 - Revenue from contracts with customers
IFRS 15 - Revenue from contracts with customers (“IFRS 15”) requires companies to recognize revenue upon transfer of control of goods or services to a customer at an amount that reflects the consideration it expects to receive for those goods or services. The Group adopted IFRS 15 and all the related amendments using the modified retrospective method, with the cumulative effect of initially applying the standard recognized as an adjustment to the Group’s opening equity balance on January 1, 2018. The comparative period has not been restated and continues to be reported under the accounting standards in effect for periods prior to January 1, 2018. We do not expect a material impact to our Consolidated Financial Statements from the adoption of this standard on an ongoing basis.
The majority of our revenue continues to be recognized in a manner consistent with prior years. Revenue from the sale of vehicles and service parts is recognized upon transfer of control to our customers, which generally corresponds to the date when the vehicles and service parts are made available to dealers or distributors, or when the vehicles and service parts are released to the carrier responsible for transporting them to dealers or distributors. Under IFRS 15, however, new vehicle sales through our Guarantee Depreciation Program (“GDP”), under which the Group guarantees the residual value or otherwise assumes responsibility for the minimum resale value of the vehicle, as well as those vehicles which include a put option for which the customer does not have a significant economic incentive to exercise, will be recognized as revenue when the vehicles are shipped, rather than being accounted for as an operating lease.
The impact of adoption on our Interim Condensed Consolidated Income Statement for the three and nine months ended September 30, 2018 and Interim Condensed Consolidated Statement of Financial Position at September 30, 2018 was as follows:

	Three months ended September 30, 2018
	As reported	Amounts without adoption of IFRS 15	Effect of change higher/(lower)
	(€ million)
Consolidated Income Statement
Net revenues	27,594	27,628	(34)
Cost of revenues	23,584	23,616	(32)
Tax expense	277	278	(1)
Net profit from continuing operations	514	515	(1)
Profit from discontinued operations, net of tax	50	50	—
Net profit	564	565	(1)

	Nine months ended September 30, 2018
	As reported	Amounts without adoption of IFRS 15	Effect of change higher/(lower)
	(€ million)
Consolidated Income Statement
Net revenues	80,938	80,989	(51)
Cost of revenues	69,428	69,490	(62)
Tax expense	868	865	3
Net profit from continuing operations	2,159	2,151	8
Profit from discontinued operations, net of tax	180	184	(4)
Net profit	2,339	2,335	4

	At September 30, 2018
	As reported	Balances without adoption of IFRS 15	Effect of change higher/(lower)
	(€ million)
Consolidated Statement of Financial Position
Assets
Assets sold with a buy-back commitment	2,325	2,558	(233)
Assets held for sale	4,409	4,413	(4)

Equity
Equity attributable to owners of the parent	22,868	22,834	34

Liabilities
Deferred tax liabilities	759	755	4
Other liabilities (non-current)	2,442	2,443	(1)
Trade payables	20,383	20,433	(50)
Provisions (current)	10,243	10,240	3
Other liabilities (current)	8,378	8,577	(199)
Liabilities held for sale	2,998	3,026	(28)
Revenue recognition
Revenue is recognized when control of our vehicles, services or parts has been transferred and the Group’s performance obligations to our customers have been satisfied. Revenue is measured as the amount of consideration the Group expects to receive in exchange for transferring goods or providing services. The timing of when the Group transfers the goods or services to the customer may differ from the timing of the customer’s payment. The Group recognizes a contract liability when it invoices an amount to a customer prior to the transfer of the goods or services provided. When the Group gives our customers the right to return eligible goods, the Group estimates the expected returns based on an analysis of historical experiences. Sales, value added and other taxes that the Group collects on behalf of others concurrently with revenue generating activities are excluded from revenue and are recognized within the Other liabilities and the Tax payables line items in the Consolidated Statement of Financial Position. Incidental items that are immaterial in the context of the contract are recognized as expense.
The Group also enters into contracts with multiple performance obligations. For these contracts, the Group allocates revenue from the transaction price to the distinct goods and services in the contract on a relative standalone selling price basis. To the extent that the Group sells the good or service separately in the same market, the standalone selling price is the observable price at which the Group sells the good or service separately. For all other goods or services, the Group estimates the standalone selling price using a cost-plus-margin approach.
Sales of goods
The Group has determined that our customers from the sale of vehicles and service parts are generally dealers, distributors or fleet customers. Transfer of control, and therefore revenue recognition, generally corresponds to the date when the vehicles or service parts are made available to the customer, or when the vehicles or service parts are released to the carrier responsible for transporting them to the customer. This is also the point at which invoices are issued, with payment for vehicles typically due immediately and payment for service parts typically due in the following month. For component part sales, revenue recognition is consistent with that of service parts. The Group also sells tooling, with control transferring at the point in time when the customer accepts the tooling.

The cost of incentives, if any, is estimated at the inception of a contract at the expected amount that will ultimately be paid and is recognized as a reduction to revenue at the time of the sale. If a vehicle contract transaction has multiple performance obligations, the cost of incentives is allocated entirely to the vehicle as the intent of the incentives is to encourage sales of vehicles. If the estimate of the incentive changes following the sale to the customer, the change in estimate is recognized as an adjustment to revenue in the period of the change. Refer to the Note 2, Basis of Preparation - Sales incentives included within the FCA Consolidated Financial Statements at December 31, 2017 for more information on these programs.
New vehicle sales through GDP are recognized as revenue when control of the vehicle transfers to the fleet customer, except in situations where the Group issues a put option for which there is a significant economic incentive to exercise, as discussed below. Upon recognition of the vehicle revenue, the Group establishes a liability equal to the estimated amount of any residual value guarantee.
The Group also sells vehicles where, in addition to guaranteeing the residual value, the contract includes a put option whereby the fleet customer can require the Group to repurchase the vehicles. For these types of arrangements, the Group assesses whether a significant economic incentive exists for the customer to exercise its put option. If the Group determines that a significant economic incentive does not exist for the customer to exercise its put option, then revenue is recognized when control of the vehicle transfers to the fleet customer and a liability is recognized equal to the estimated amount of the residual value guarantee. If the Group determines that a significant economic incentive exists, then the arrangement is accounted for similarly to a repurchase obligation, as described in Lease installments from assets sold with buy-back commitments below.
Services provided
When control of a good transfers to the customer prior to the completion of shipping activities for which the Group is responsible, this represents a separate performance obligation for which the shipping revenue is recognized when the shipping service is complete. Other revenues from services provided are primarily comprised of maintenance plans and extended warranties, and are recognized over the contract period in proportion to the costs expected to be incurred based on our historical experience. These services are either included in the selling price of the vehicle or separately priced. Revenue for services is allocated based on the estimated stand-alone selling price. Costs associated with the sale of contracts are deferred and are subsequently amortized to expense consistent with how the related revenue is recognized. The Group had €193 million of deferred service contract costs at September 30, 2018 and recognized €25 million and €66 million of amortization expense during the three and nine months ended September 30, 2018, respectively.
Contract revenues
Revenue from construction contracts, which is comprised of our industrial automation systems, included within “Other activities”, is recognized as revenue over the contract period in proportion to the costs expected to be incurred based on our historical experience. A loss is recognized if the sum of the expected costs for services under the contract exceeds the transaction price.
Lease installments from assets sold with buy-back commitments
Vehicle sales to fleet customers can include a repurchase obligation, whereby the Group is required to repurchase the vehicles at a given point in time. The Group accounts for such sales as an operating lease. Upon the transfer of vehicles to the fleet customer, the Group records a liability equal to the proceeds received within Other liabilities in the Consolidated Statement of Financial Position. The difference between the proceeds received and the guaranteed repurchase amount is recognized as revenue over the contractual term on a straight-line basis. The cost of the vehicle is recorded within Assets sold with a buy-back commitment in the Consolidated Statement of Financial Position and the difference between the cost of the vehicle and the estimated residual value is recognized within Cost of revenues in the Consolidated Income Statement over the contractual term.
Interest income of financial services activities
Interest income, which is primarily generated from the Group by providing dealer and retail financing, is recognized using the effective interest method.

IFRS 9 - Financial Instruments
IFRS 9 - Financial Instruments (“IFRS 9”) replaces IAS 39 - Financial Instruments (“IAS 39”). In particular, it amends the previous guidance in three main areas:

•	The classification and measurement of financial assets, which is driven by cash flow characteristics and the business model in which an asset is held;

•	The accounting for impairment of financial assets through the introduction of an “expected credit loss” impairment model, replacing the incurred loss method under IAS 39; and

•
Hedge accounting, in particular removing some of the restrictions in applying hedge accounting under IAS 39 and to more closely align the accounting for hedge instruments with risk management policies.

In accordance with the transitional provisions in IFRS 9, the Group did not restate prior periods. For hedge accounting, the Group applied the standard prospectively. Comparative figures have not been restated for the classification and measurement provisions of the standard, including impairment, and continue to be reported under the accounting standards in effect for periods prior to January 1, 2018. The impact of adoption on our Consolidated Financial Statements was not material.
Financial assets and liabilities
Financial assets primarily include trade receivables, receivables from financing activities, investments in other companies, derivative financial instruments, cash and cash equivalents, and debt securities that represent temporary investments of available funds and do not satisfy the requirements for being classified as cash equivalents.
Financial liabilities primarily consist of debt, derivative financial instruments, trade payables and other liabilities. The classification of financial liabilities under IFRS 9 is unchanged compared with the previous accounting requirements under IAS 39.
Receivables from dealer financing activities are typically generated by sales of vehicles and are generally managed under dealer network financing programs as a component of the portfolio of the Group's financial services companies. These receivables are interest bearing with the exception of an initial, limited, non-interest bearing period. The contractual terms governing the relationships with the dealer networks vary according to market and payment terms, which range from two to twelve months.
Classification and measurement (policy applicable from January 1, 2018)
The classification of a financial asset is dependent on the Group’s business model for managing such financial assets and their contractual cash flows. The Group considers whether the contractual cash flows represent solely payments of principal and interest that are consistent with a basic lending arrangement. Where the contractual terms introduce exposure to risk or volatility that are inconsistent with a basic lending arrangement, the related financial assets are classified and measured at fair value through profit or loss (“FVPL”).

Financial asset cash flow business model	Initial measurement(1)	Measurement category(3)
Solely to collect the contractual cash flows (Held to Collect)	Fair Value including transaction costs	Amortized Cost(2)
Collect both the contractual cash flows and generate cash flows arising from the sale of assets (Held to Collect and Sell)	Fair Value including transaction costs	Fair value through other comprehensive income (“FVOCI”)
Generate cash flows primarily from the sale of assets (Held to Sell)	Fair Value	FVPL
________________________________________________________________________________________________________________________________________________
(1) A trade receivable without a significant financing component, as defined by IFRS 15, is initially measured at the transaction price.
(2) Receivables with maturities of over one year, which bear no interest or have an interest rate significantly lower than market rates are discounted using market rates.
(3) On initial recognition, the Group may irrevocably designate a financial asset at FVPL that otherwise meets the requirements to be measured at amortized cost or at FVOCI if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Factors considered by the Group in determining the business model for a group of financial assets include:

•	past experience on how the cash flows for these assets were collected;

•	the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and future sales activity expectations;

•	how the asset’s performance is evaluated and reported to key management personnel; and

•	how risks are assessed and managed and how management is compensated.
Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.
Cash and cash equivalents include cash at banks, units in money market funds and other money market securities, commercial paper and certificate of deposits that are readily convertible into cash, with original maturities of three months or less at the date of purchase. Cash and cash equivalents are subject to an insignificant risk of changes in value and consist of balances across various primary national and international money market instruments. Money market funds consist of investments in high quality, short-term, diversified financial instruments that can generally be liquidated on demand and are measured at FVPL. Cash at banks and Other cash equivalents are measured at amortized cost.
Investments in other companies are measured at fair value. Equity investments for which there is no quoted market price in an active market and there is insufficient financial information in order to determine fair value may be measured at cost as an estimate of fair value, as permitted by IFRS 9. The Group may irrevocably elect to present subsequent changes in the investment’s fair value in Other comprehensive income (“OCI”) upon the initial recognition of an equity investment that is not held to sell. This election is made on an investment-by-investment basis. Generally, any dividends from these investments are recognized in Other income from investments within Result from investments when the Group’s right to receive payment is established. Other net gains and losses are recognized in OCI and will not be reclassified to the Consolidated Income Statement in subsequent periods. Impairment losses (and the reversal of impairment losses) on equity investments measured at FVOCI are not reported separately from other changes in fair value in OCI.
Impairment of financial assets (policy applicable from January 1, 2018)
The Group’s credit risk differs in relation to the type of activity. In particular, receivables from financing activities, such as dealer and retail financing that are carried out through the Group’s financial services companies, are exposed both to the direct risk of default and the deterioration of the creditworthiness of the counterparty, whereas trade receivables arising from the sale of vehicles and spare parts, are mostly exposed to the direct risk of counterparty default. These risks are mitigated by the fact that collection exposure is spread across a large number of counterparties.
The IFRS 9 impairment requirements are based on a forward-looking expected credit loss (“ECL”) model. ECL is a probability-weighted estimate of the present value of cash shortfalls.
The calculation of the amount of ECL is based on the risk of default by the counterparty, which is determined by taking into account the information available at the end of each reporting period as to the counterparty’s solvency, the fair value of any guarantees and the Group’s historical experience. The Group considers a financial asset to be in default when: (i) the borrower is unlikely to pay its obligations in full and without consideration of compensating guarantees or collateral (if any exist); or (ii) the financial asset is more than 90 days past due.

The Group applies two impairment models for financial assets as set out in IFRS 9: the simplified approach and the general approach. The table below indicates the impairment model used for each of our financial asset categories. Impairment losses on financial assets are recognized in the Consolidated Income Statement within the corresponding line items, based on the classification of the counterparty.

Financial asset	IFRS 9 impairment model
Trade receivables	Simplified approach
Receivables from financing activities	General approach
Other receivables	General approach
In order to test for impairment, individually significant receivables and receivables for which collectability is at risk are assessed individually, while all other receivables are grouped into homogeneous risk categories based on shared risk characteristics such as instrument type, industry or geographical location of the counterparty.
The simplified approach for determining the lifetime ECL allowance is performed in two steps:

•	All trade receivables that are in default, as defined above, are individually assessed for impairment; and

•	A general reserve is recognized for all other trade receivables (including those not past due) based on historical loss rates.
The Group applies the general approach as determined by IFRS 9 by assessing at each reporting date whether there has been a significant increase in credit risk on the financial instrument since initial recognition. The Group considers receivables to have experienced a significant increase in credit risk when certain quantitative or qualitative indicators have been met or the borrower is more than 30 days past due on its contractual payments.
The “three-stages” for determining and measuring the impairment based on changes in credit quality since initial recognition are summarized below:

Stage	Description	Time period for measurement of ECL
Stage 1	A financial instrument that is not credit-impaired on initial recognition	12-month ECL
Stage 2	A financial instrument with a significant increase in credit risk since initial recognition	Lifetime ECL
Stage 3	A financial instrument that is credit-impaired or has defaulted	Lifetime ECL
Considering forward-looking economic information, ECL is determined by projecting the probability of default, exposure at default and loss given default for each future contractual period and for each individual exposure or collective portfolio. The discount rate used in the ECL calculation is the stated effective interest rate or an approximation thereof. Each reporting period, the assumptions underlying the ECL calculation are reviewed and updated as necessary. Since adoption, there have been no significant changes in estimation techniques or significant assumptions that led to material changes in the ECL allowance.
The gross carrying amount of a financial asset is written-off to the extent that there is no realistic prospect of recovery. This is generally the case when the Group determines that a debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off. However, financial assets that are written off could still be subject to enforcement activities.

Derivative financial instruments (policy applicable from January 1, 2018)
Derivative financial instruments are used for economic hedging purposes in order to reduce currency, interest rate and market price risks (primarily related to commodities). In accordance with IFRS 9, derivative financial instruments are recognized on the basis of the settlement date and, upon initial recognition, are measured at fair value less (in case a financial asset is not measured at FVPL) transaction costs that are directly attributable to the acquisition of the financial assets. Subsequent to initial recognition, all derivative financial instruments are measured at fair value. Furthermore, derivative financial instruments qualify for hedge accounting when (i) there is formal designation and documentation of the hedging relationship and the Group’s risk management objective and strategy for undertaking the hedge at inception of the hedge and (ii) the hedge is expected to be effective.
When derivative financial instruments qualify for hedge accounting, the following accounting treatments apply:

•
Fair value hedges - where a derivative financial instrument is designated as a hedge of the exposure to changes in fair value of a recognized asset or liability attributable to a particular risk that could affect the Consolidated Income Statement, the gain or loss from remeasuring the hedging instrument at fair value is recognized in the Consolidated Income Statement. The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognized in the Consolidated Income Statement.

•
Cash flow hedges - where a derivative financial instrument is designated as a hedge of the exposure to variability in future cash flows of a recognized asset or liability or a highly probable forecasted transaction and could affect the Consolidated Income Statement, the effective portion of any gain or loss on the derivative financial instrument is recognized directly in Other comprehensive income/(loss). When the hedged forecasted transaction results in the recognition of a non-financial asset, the gains and losses previously deferred in Other comprehensive income/(loss) are reclassified and included in the initial measurement of the cost of the non-financial asset. The effective portion of any gain or loss is recognized in the Consolidated Income Statement at the same time as the economic effect arising from the hedged item that affects the Consolidated Income Statement. The gain or loss associated with a hedge or part of a hedge that has become ineffective is recognized in the Consolidated Income Statement immediately.

When a hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative gain or loss realized to the point of termination remains and is recognized in the Consolidated Income Statement at the same time as the underlying transaction occurs. If the hedged transaction is no longer probable, the cumulative unrealized gain or loss held in Other comprehensive income/(loss) is recognized in the Consolidated Income Statement immediately.

•
Hedges of a net investment - if a derivative financial instrument is designated as a hedging instrument for a net investment in a foreign operation, the effective portion of the gain or loss on the derivative financial instrument is recognized in Other comprehensive income/(loss). The cumulative gain or loss is reclassified from Other comprehensive income/(loss) to the Consolidated Income Statement upon disposal of the foreign operation.

Hedge effectiveness is determined at the inception of the hedge relationship and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument. The Group enters into hedge relationships where the critical terms of the hedging instrument match closely or exactly with the terms of the hedged item, and so a qualitative assessment of effectiveness is performed. If changes in circumstances affect the terms of the hedged item such that the critical terms no longer match closely or perfectly with the critical terms of the hedging instrument, the Group uses the hypothetical derivative method to assess effectiveness.
Ineffectiveness is measured by comparing the cumulative changes in fair value of the hedging instrument and cumulative change in fair value of the hedged item arising from the designated risk. The primary potential sources of hedge ineffectiveness are mismatches in timing or the critical terms of the hedged item and the hedging instrument.
The hedge ratio is the relationship between the quantity of the derivative and the hedged item. The Group’s derivatives have the same underlying quantity as the hedged items, therefore the hedge ratio is expected to be one for one.
If hedge accounting cannot be applied, the gains or losses from the fair value measurement of derivative financial instruments are recognized immediately in the Consolidated Income Statement.

Transfers of financial assets
The Group derecognizes financial assets when the contractual rights to the cash flows arising from the asset are no longer held or if it transfers substantially all the risks and rewards of ownership of the financial asset. On derecognition of financial assets, the difference between the carrying amount of the asset and the consideration received or receivable for the transfer of the asset is recognized in the Consolidated Income Statement.
The Group transfers certain of its financial, trade and tax receivables, mainly through factoring transactions. Factoring transactions may be either with recourse or without recourse. Certain transfers include deferred payment clauses requiring first loss cover (for example, when the payment by the factor of a minor part of the purchase price is dependent on the total amount collected from the receivables), whereby the transferor has priority participation in the losses, or requires a significant exposure to the variability of cash flows arising from the transferred receivables to be retained. These types of transactions do not meet the requirements of IFRS 9 for the derecognition of the assets since the risks and rewards connected with ownership of the financial asset are not substantially transferred, and accordingly the Group continues to recognize these receivables within the Consolidated Statement of Financial Position and recognizes a financial liability for the same amount under Asset-backed financing, which is included within Debt. These types of receivables are classified as held-to-collect, since the business model is consistent with the Group’s continuing recognition of the receivables.
Transition
The total impact on the Group’s Equity attributable to owners of the parent as at January 1, 2018, resulting from the initial application of the IFRS 9 impairment model on the financial assets held by FCA Bank, our jointly-controlled financial services company, which is accounted for under the equity method, is as follows:

At January 1, 2018
(€ million)
Equity attributable to owners of the parent - IAS 39	€20,819
Impact on the Equity method (net of tax)	(9)
Adjusted Equity attributable to owners of the parent - IFRS 9	€20,810
During the nine months ended September 30, 2018, the Group reclassified €7 million of gains from OCI to Inventories.
The Group does not expect a material impact to its Net profit on an ongoing basis from the adoption of this standard.
On January 1, 2018, the financial instruments of the Group were reclassified into the appropriate IFRS 9 categories. The main effects resulting from the reclassification between measurement categories are as follows:

Financial statement line item	IAS 39 measurement category(D)	At December 31, 2017	Reclassification		At January 1, 2018	IFRS 9 measurement category	Financial statement line item
(€ million)
Other financial assets (non-current)							Other financial assets (non-current)
Derivative financial assets	FVPL(E)	€19	€—		€19	FVPL(E)	Derivative financial assets
Debt securities measured at fair value through profit or loss	FVPL	59	(59)	(A)
Debt securities held-to-maturity	AC	2	(2)
			2		2	AC	Other assets
Equity instruments measured at cost	Cost	43	(43)	(B)
			20	(B)	20	FVPL	Equity instruments measured at FVPL
Equity instruments measured at fair value through other comprehensive income	FVOCI (AFS)	23	23	(B)	46	FVOCI	Equity instruments measured at FVOCI
Financial receivables	AC (L&R)	275	—		275	AC	Financial receivables
Collateral deposits	FVPL	61	—		61	FVPL	Collateral deposits
Total Other financial assets		€482	€(59)		€423		Total Other financial assets

Financial statement line item	IAS 39 measurement category(D)	At December 31, 2017	Reclassification		At January 1, 2018	IFRS 9 measurement category	Financial statement line item
(€ million)
Other receivables (non-current)							Other receivables (non-current)
Receivables from financing activities	AC (L&R)	€194	€—		€194	AC	Receivables from financing activities
Other receivables	AC (L&R)	472	—		472	AC	Other receivables
Total Other receivables		€666	€—		€666		Total Other receivables

Trade and other receivables (current)							Trade and other receivables (current)
Trade receivables	AC (L&R)	€2,460	€(28)	(C)	€2,432	AC	Trade receivables
			28	(C)	28	FVPL	Trade receivables
Receivables from financing activities	AC (L&R)	2,946	(700)	(C)	2,246	AC	Receivables from financing activities
			700	(C)	700	FVPL	Receivables from financing activities
Other receivables	AC (L&R)	2,481	—		2,481	AC	Other receivables
Total Trade and other receivables		€7,887	€—		€7,887		Total Trade and other receivables

Other financial assets (current)							Other financial assets (current)
Derivative financial assets	FVPL(E)	€265	€—		€265	FVPL(E)	Derivative financial assets
Debt securities measured at fair value through other comprehensive income	FVOCI (AFS)	4	(4)
			4		4	AC	Other financial assets
Debt securities measured at fair value through profit or loss	FVPL (HFT)	172	59	(A)	231	FVPL	Debt securities measured at FVPL
Held-for-trading investments	FVPL (HFT)	46	(46)
			46		46	FVPL	Equity instruments measured at FVPL
Total Other financial assets		€487	€59		€546		Total Other financial assets

Cash and cash equivalents							Cash and cash equivalents
Cash at banks	FVPL	€6,396	€—		€6,396	AC	Cash at banks
Money market securities	FVPL	6,242	(3,530)		2,712	FVPL	Money market securities
			3,530		3,530	AC	Other cash equivalents
Total Cash and cash equivalents		€12,638	€—		€12,638		Total Cash and cash equivalents
________________________________________________________________________________________________________________________________________________
(A) As of January 1, 2018, debt securities of €59 million were reclassified from non-current to current to reflect the held to sell business model with no impact on retained earnings.
(B) As permitted by IFRS 9, the Group has designated certain investments in other companies at the date of initial application as measured at FVOCI
(C) Certain trade receivables and receivables from financing activities, mainly attributable to the EMEA region, were reclassified from amortized cost to FVPL as a result of the held to sell business model.
(D) AFS: available-for-sale; HTM: held-to-maturity; L&R: Loans & Receivables; HFT: held-for-trading; FV: fair value.
(E) Except for derivatives designated in cash flow hedging relationship, as described above.
Other new standards and amendments
The following amendments and interpretations, which were effective from January 1, 2018, were adopted by the Group. The adoption of these amendments had no effect on the Interim Condensed Consolidated Financial Statements.

•
IFRS 2 - Share-based Payments, to provide requirements on the accounting for (i) the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, (ii) share-based payment transactions with a net settlement feature for withholding tax obligations and (iii) a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled.

•
Applying IFRS 9, Financial Instruments with IFRS 4, Insurance Contracts (Amendments to IFRS 4). The amendments provide two options for entities that issue insurance contracts within the scope of IFRS 4: (i) an option that permits entities to reclassify, from profit or loss to other comprehensive income, some of the income or expenses arising from designated financial assets (the “overlay approach”) and (ii) an optional temporary exemption from applying IFRS 9 for entities whose predominant activity is issuing contracts within the scope of IFRS 4 (the “deferral approach”).

•
Annual Improvements to IFRS Standards 2014–2016 Cycle, which included amendments to IAS 28 - Investments in Associates and Joint Ventures (effective January 1, 2018). The amendments clarify, correct or remove redundant wording in the related standard.

•
IFRIC Interpretation 22 - Foreign Currency Transactions and Advance Consideration which addresses the exchange rate to use in transactions that involve advance consideration paid or received in a foreign currency.

New standards and amendments not yet effective
Reference should be made to Note 2, Basis of Presentation – New Standards and Amendments Not Yet Effective within the FCA Consolidated Financial Statements at December 31, 2017 for a description of new standards not yet effective as of September 30, 2018.

•
In January 2016, the IASB issued IFRS 16 - Leases (“IFRS 16”) which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, and replaces the previous leases standard, IAS 17 - Leases. IFRS 16, which is not applicable to service contracts, but only applicable to leases or lease components of a contract, defines a lease as a contract that conveys to the customer (lessee) the right to use an asset for a period of time in exchange for consideration. IFRS 16 eliminates the classification of leases for the lessee as either operating leases or finance leases as required by IAS 17 and instead, introduces a single lessee accounting model whereby a lessee is required to recognize assets and liabilities for all leases with a term that is greater than 12 months, unless the underlying asset is of low value, and to recognize depreciation of lease assets separately from interest on lease liabilities in the income statement. As IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17, a lessor will continue to classify its leases as operating leases or finance leases and to account for those two types of leases differently. IFRS 16 is effective from January 1, 2019 and we are continuing with our implementation and assessment of the impact of the adoption of this standard on our Consolidated Financial Statements. The Group has elected to adopt IFRS 16 under the Modified Retrospective approach with the elections of certain practical expedients upon transition.

•
In October 2018, the IASB issued amendments to IFRS 3 - Business Combinations which change the definition of a business to enable entities to determine whether an acquisition is a business combination or an asset acquisition. The amendments are effective for annual periods beginning on or after January 1, 2020 with earlier adoption permitted. We do not expect a material impact to our Consolidated Financial Statements or disclosures upon adoption of the amendments.

Exchange rates
The principal exchange rates used to translate other currencies into Euro were as follows:

	For the nine months ended September 30, 2018	At September 30, 2018	At December 31, 2017	For the nine months ended September 30, 2017	At September 30, 2017
U.S. Dollar (U.S.$)	1.194	1.158	1.199	1.114	1.181
Brazilian Real (BRL)	4.297	4.654	3.973	3.535	3.764
Chinese Renminbi (CNY)	7.779	7.966	7.804	7.577	7.853
Canadian Dollar (CAD)	1.537	1.506	1.504	1.455	1.469
Mexican Peso (MXN)	22.738	21.780	23.661	21.008	21.461
Polish Zloty (PLN)	4.249	4.277	4.177	4.265	4.304
Argentine Peso (ARS)(1)	46.304	46.304	22.595	18.069	20.717
Pound Sterling (GBP)	0.884	0.887	0.887	0.873	0.882
Swiss Franc (CHF)	1.161	1.132	1.170	1.095	1.146
________________________________________________________________________________________________________________________________________________
(1) From July 1, 2018, Argentina’s economy was considered to be hyperinflationary. Transactions after July 1, 2018  for entities with the Argentinian Peso as the functional currency were translated using the September 30, 2018 closing spot rate.

2. Scope of consolidation
Magneti Marelli discontinued operations
On April 5, 2018, the FCA Board of Directors announced that it had authorized FCA management to develop and implement a plan to separate the Magneti Marelli business from the Group and to distribute shares of a new holding company for Magneti Marelli to the shareholders of FCA, which was expected to be completed by the end of 2018 or early 2019 with shares of Magneti Marelli expected to be listed on the Milan stock exchange.
During the three months ended September 30, 2018, FCA continued to develop plans to separate Magneti Marelli from the Group such that the separation through distribution or sale to a third party within the next twelve months became highly probable and the Magneti Marelli operations met the criteria to be classified as a disposal group held for sale. It also met the criteria to be classified as a discontinued operation pursuant to IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations.
On October, 22, 2018, FCA announced that it has entered into a definitive agreement to sell its Magneti Marelli business to CK Holdings, Ltd. Subject to regulatory approvals and other customary closing conditions, the transaction is expected to close in the first half of 2019 (refer to Note 20, Subsequent events).
The presentation of the Magneti Marelli business is as follows:

•
The operating results of Magneti Marelli have been excluded from the Group’s continuing operations and are presented as a single line item within the Interim Condensed Consolidated Income Statement for the three and nine months ended September 30, 2018 and 2017. In order to present the financial effects of a discontinued operation, revenues and expenses arising from intercompany transactions were eliminated except for those revenues and expenses that are considered to continue after the disposal of the discontinued operation. However, no profit or loss is recognized for intercompany transactions within the Consolidated Income Statement.

•
The assets and liabilities of Magneti Marelli have been classified as Assets held for sale and Liabilities held for sale within the Interim Condensed Consolidated Statement of Financial Position at September 30, 2018, while the assets and liabilities of Magneti Marelli have not been reclassified for the comparative Interim Condensed Consolidated Statement of Financial Position at December 31, 2017.

•
Cash flows arising from the Magneti Marelli business unit have been presented separately as discontinued cash flows from operating, investing and financing activities within the Interim Condensed Consolidated Statement of Cash Flows for the nine months ended September 30, 2018 and 2017. These cash flows represent those arising from transactions with third parties.

The following table represents the assets and liabilities of the Magneti Marelli business which were classified as held for sale at September 30, 2018:

	At September 30, 2018(1)
	Total	Current	Non-current
	(€ million)
Assets classified as held for sale
Intangible assets	€661	€—	€661
Property, plant and equipment	1,609	—	1,609
Deferred tax assets	110	—	110
Inventories	849	849	—
Trade and other receivables	534	490	44
Cash and cash equivalents	508	508	—
Other assets	135	39	96
Total Assets held for sale(2)	€4,406

Liabilities classified as held for sale
Debt	224	119	105
Employee benefits liabilities	295	52	243
Provisions	228	111	117
Deferred tax liabilities	47	—	47
Trade and other payables	1,826	1,826	—
Other liabilities	378	335	43
Total Liabilities held for sale	€2,998
________________________________________________________________________________________________________________________________________________
(1) Amounts presented are not representative of the financial position of Magneti Marelli on a stand-alone basis; amounts are net of transactions between Magneti Marelli and other companies of the Group; (2) Assets held for sale as presented on the face of the Interim Condensed Consolidated Statement of Financial Position at September 30, 2018, includes €3 million not related to the Magneti Marelli business.
The following table summarizes the operating results of Magneti Marelli that were excluded from the Interim Condensed Consolidated Income Statement for the three and nine months ended September 30, 2018 and 2017:

	Three months ended September 30(1)		Nine months ended September 30(1)
	2018	2017	2018	2017
	(€ million)
Net revenues	€1,177	€1,222	€3,853	€3,910
Expenses	1,057	1,092	3,522	3,593
Net financial expenses/(income)	29	29	80	116
Profit before taxes from discontinued operations	91	101	251	201
Tax expense	41	13	71	45
Profit from discontinued operations, net of tax	€50	€88	€180	€156
________________________________________________________________________________________________________________________________________________
(1) Amounts presented are not representative of the income statement of Magneti Marelli on a stand-alone basis; amounts are net of transactions between Magneti Marelli and other companies of the Group.

3. Net revenues
Net revenues were as follows:

	Three months ended September 30		Nine months ended September 30
	2018	2017	2018	2017
	(€ million)
Revenues from:
Sales of goods	€26,261	€24,264	€77,039	€75,365
Services provided	930	515	2,733	1,641
Construction contract revenues	232	234	758	689
Lease installments from assets sold with a buy-back commitment	117	134	265	325
Interest income of financial services activities	54	45	143	128
Total Net revenues	€27,594	€25,192	€80,938	€78,148

	Mass-Market Vehicles
Three months ended September 30, 2018	NAFTA	LATAM	APAC	EMEA	Maserati	Other activities	Total
	(€ million)
Revenues from:
Sale of goods	€18,444	€1,872	€549	€4,666	€615	€115	€26,261
Services provided	565	83	4	199	11	68	930
Construction contract revenues	—	—	—	—	—	232	232
Revenues from goods and services	19,009	1,955	553	4,865	626	415	27,423

Lease installments from assets sold with a buy-back commitment	58	—	—	59	—	—	117
Interest income from financial services activities	—	28	16	10	—	—	54
Total Net revenues	€19,067	€1,983	€569	€4,934	€626	€415	€27,594

	Mass-Market Vehicles
Nine months ended September 30, 2018	NAFTA	LATAM	APAC	EMEA	Maserati	Other activities	Total
	(€ million)
Revenues from:
Sale of goods	€51,262	€5,691	€1,755	€16,033	€1,911	€387	€77,039
Services provided	1,618	205	12	662	29	207	2,733
Construction contract revenues	—	—	—	—	—	758	758
Revenues from goods and services	52,880	5,896	1,767	16,695	1,940	1,352	80,530

Lease installments from assets sold with a buy-back commitment	119	—	—	146	—	—	265
Interest income from financial services activities	—	77	48	18	—	—	143
Total Net revenues	€52,999	€5,973	€1,815	€16,859	€1,940	€1,352	€80,938
The Group recognized a net increase in Net revenues of €3 million during the three months ended September 30, 2018 from performance obligations satisfied in the prior year. The Group recognized a net decrease in Net revenues of €10 million during the nine months ended September 30, 2018 from performance obligations satisfied in the prior year. This was primarily due to changes in the estimated cost of sales incentive programs occurring after the Group had transferred control of vehicles to the dealers.

4. Net financial expenses
The following table summarizes the Group’s financial income and expenses included within Net financial expenses:

	Three months ended September 30		Nine months ended September 30
	2018	2017	2018	2017
	(€ million)
Interest income and other financial income	€63	€46	€179	€166

Financial expenses:
Interest expense and other financial expenses	207	231	657	827
Write-down of financial assets	4	5	8	13
Losses on disposal of securities	—	—	11	5
Net interest expense on employee benefits provisions	71	71	203	225
Total Financial expenses	282	307	879	1,070

Net expenses from derivative financial instruments and exchange rate differences	30	31	101	106

Total Financial expenses and Net expenses from derivative financial instruments and exchange rate differences	312	338	980	1,176

Net financial expenses	€249	€292	€801	€1,010
5. Tax expense
Tax expense was as follows:

	Three months ended September 30		Nine months ended September 30
	2018	2017	2018	2017
	(€ million)
Current tax expense	€206	€276	€676	€697
Deferred tax expense	162	244	282	1,419
Tax (benefit)/expense relating to prior periods	(91)	(3)	(90)	(51)
Total Tax expense	€277	€517	€868	€2,065
The effective tax rate was 35 percent and 39 percent for the three months ended September 30, 2018 and 2017, respectively. The decrease in the effective tax rate was primarily related to impact of the December 2017 U.S. tax reform and tax benefits recorded on tax positions finalized in the quarter, including the benefit of €94 million from an accelerated discretionary pension contribution (refer to Note 10, Employee benefits liabilities), partially offset by the tax impacts from the recognition of a provision for estimated costs related to U.S. diesel emissions matters.
The effective tax rate was 29 percent and 45 percent for the nine months ended September 30, 2018 and 2017, respectively. The decrease in the effective tax rate was primarily related to the €734 million decrease in deferred tax assets in Brazil recognized in the nine months ended September, 2017, in addition to the impact of the December 2017 U.S. tax reform and tax benefits recorded on tax positions finalized in the period, partially offset by the tax impacts from the recognition of a provision for estimated costs related to U.S. diesel emissions matters.
The decrease in the deferred tax assets in Brazil was composed of:

•	€281 million related to the reversal of the Brazilian indirect tax liability mentioned above; and

•
€453 million that was written off as the Group revised its outlook on Brazil to reflect the slower pace of recovery and outlook for the subsequent years, largely resulting from increased political uncertainty, and concluded that a portion of the deferred tax assets in Brazil was no longer recoverable.

6. Goodwill and intangible assets with indefinite useful lives
Goodwill and intangible assets with indefinite useful lives at September 30, 2018 and December 31, 2017 are summarized as below:

	At September 30, 2018	At December 31, 2017
	(€ million)
Goodwill	€10,716	€10,396
Other intangible assets with indefinite useful lives	3,102	2,994
Total Goodwill and intangible assets with indefinite useful lives	€13,818	€13,390
The increase during the nine months ended September 30, 2018 primarily related to foreign currency translation of the U.S. Dollar to the Euro.
7. Trade and other receivables
Trade and other receivables consisted of the following:

	At September 30, 2018			At December 31, 2017
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Trade receivables	€2,168	€—	€2,168	€2,460	€—	€2,460
Receivables from financing activities	2,947	280	3,227	2,946	194	3,140
Other receivables	3,139	363	3,502	2,481	472	2,953
Total Trade and other receivables	€8,254	€643	€8,897	€7,887	€666	€8,553
As result of the impairment methodology implemented under IFRS 9, there was an immaterial impact to the ECL allowance at September 30, 2018.
During the three and nine months ended September 30, 2018, the Group wrote-off an immaterial amount of receivables which are still subject to enforcement activities.
Trade receivables
The following table shows the ECL allowance for trade receivables measured at amortized cost at September 30, 2018:

	At September 30, 2018
	Current and less than 90 days past due	90 days or more past due	Total
	(€ million)
Gross amount	€2,022	€301	€2,323
ECL allowance	(49)	(182)	(231)
Carrying amount	€1,973	€119	€2,092
In addition to the amounts above, a further €76 million of trade receivables were measured at FVPL (refer to Note 14, Fair value measurement).

Receivables from financing activities
Receivables from financing activities mainly relate to the Group’s fully consolidated financial services companies and are summarized as follows:

	At September 30, 2018	At December 31, 2017
	(€ million)
Dealer financing	€2,194	€2,295
Retail financing	528	420
Finance leases	3	4
Other	502	421
Total Receivables from financing activities	€3,227	€3,140
The following table shows the ECL allowance for receivables from financing activities measured at amortized cost at September 30, 2018:

	At September 30, 2018
	Stage 1	Stage 2	Stage 3	Total
	(€ million)
Gross amount	€2,311	€229	€26	€2,566
ECL allowance	(10)	(3)	(9)	(22)
Carrying amount	€2,301	€226	€17	€2,544
In addition to the amounts above, a further €683 million of receivables from financing activities were measured at FVPL. Refer to Note 14, Fair value measurement.
Other receivables
At September 30, 2018, Other receivables primarily consisted of tax receivables for VAT and other indirect taxes of €2,519 million (€2,153 million at December 31, 2017) and is net of an ECL allowance of €36 million.
Transfer of financial assets
At September 30, 2018, the Group had receivables due after that date which had been transferred without recourse and which were derecognized in accordance with IFRS 9, Financial Instruments, amounting to €7,834 million (€7,866 million at December 31, 2017). The transfers related to trade receivables and other receivables of €6,575 million (€6,752 million at December 31, 2017) and financial receivables of €1,259 million (€1,114 million at December 31, 2017). These amounts included receivables of €5,025 million (€4,933 million at December 31, 2017), mainly due from the sales network, transferred to FCA Bank, our jointly-controlled financial services company.
8. Inventories

	At September 30, 2018	At December 31, 2017
	(€ million)
Finished goods and goods for resale	€8,479	€8,261
Work-in-progress, raw materials and manufacturing supplies	4,443	4,476
Construction contract assets	215	185
Total Inventories	€13,137	€12,922
During the three months ended September 30, 2018, impairments of inventory totaling €129 million were recognized in APAC.

The Construction contracts, net asset/(liability) relates to the design and production of industrial automation systems and related products and is summarized as follows:

	At September 30, 2018	At December 31, 2017
	(€ million)
Aggregate amount of costs incurred and recognized profits (less recognized losses) to date	€1,054	€881
Less: Progress billings	(968)	(886)
Construction contracts, net asset/(liability)	86	(5)
Construction contract assets	215	185
Less: Construction contract liabilities (Note 13)	(129)	(190)
Construction contracts, net asset/(liability)	€86	€(5)
Changes in the Group’s construction contracts, net asset/(liability) for the nine months ended September 30, 2018 were as follows:

	At January 1, 2018	Advances received from customers	Amounts recognized within revenue	Other changes	At September 30, 2018
	(€ million)
Construction contracts, net asset/(liability)	€(5)	€(649)	€758	€(18)	€86
The entire amount of Construction contract liabilities is expected to be recognized as revenue in the following twelve months.
9. Share-based compensation
Performance Share Units
In February 2018, FCA awarded a total of 2.45 million Performance Share Units (“PSU”) to certain key employees under the framework equity incentive plan, as described in Note 26, Equity, in the FCA Consolidated Financial Statements at December 31, 2017. The PSU awards, which represent the right to receive FCA common shares, include a total shareholder return (“TSR”) target. These awards (“PSU TSR awards”) will vest based upon market conditions covering a five -year performance period from January 2017 through December 2021. Accordingly, the total number of shares that will eventually be issued may vary from the original award of 2.45 million units. One third of the total PSU TSR awards will vest in 2020, a cumulative two-thirds in 2021 and a cumulative 100 percent in 2022 if the respective performance goals for the years 2017 to 2019, 2017 to 2020 and 2017 to 2021 are achieved.
Restricted Share Units
In February 2018, FCA awarded 590 thousand Restricted Share Units (“RSUs”) to certain key employees of the Company, which represent the right to receive FCA common shares. These shares will vest in three equal tranches in 2019, 2020 and 2021. The fair values of the awards were measured using the FCA stock price on the grant date.
Share-based compensation expense
Including previously granted awards, total expense for the PSU and RSU awards of €12 million and €48 million were recorded for the three and nine months ended September 30, 2018. Including previously granted awards, total expense for the PSU and RSU awards of €19 million and €65 million were recorded for the three and nine months ended September 30, 2017.
The total number of PSU and RSU awards outstanding at September 30, 2018 were 14.50 million and 4.34 million respectively.

Anti-dilution
The documents governing FCA's long-term incentive plans contain anti-dilution provisions which provide for an adjustment to the number of awards granted under the plans in order to preserve, or alternatively prevent the enlargement of, the benefits intended to be made available to the recipients of the awards should an event occur that impacts our capital structure. In January 2018, as a result of the distribution of the Company's entire interest in GEDI Gruppo Editoriale S.p.A. to holders of FCA common shares on July 2, 2017, the Compensation Committee of FCA approved a conversion factor of 1.003733 that was applied to outstanding awards under the Long Term Incentive Plan to make equity award holders whole for the resulting diminution in the value of an FCA common share. There was no change to the total cost of these awards to be amortized over the remaining vesting period as a result of these adjustments.
10. Employee benefits liabilities
Employee benefits liabilities include provisions for both pension plans and health care, legal, severance indemnity and other post-employment benefits (“OPEB”) and consisted of the following:

	At September 30, 2018			At December 31, 2017
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Pension benefits	€31	€4,390	€4,421	€34	€4,789	€4,823
Health care and life insurance plans	129	2,203	2,332	126	2,153	2,279
Other post-employment benefits	117	708	825	109	878	987
Other provisions for employees	251	716	967	425	764	1,189
Total Employee benefits liabilities	€528	€8,017	€8,545	€694	€8,584	€9,278
The decrease during the nine months ended September 30, 2018 primarily related to an accelerated discretionary pension contribution of €670 million, as described below.
In June 2018, the Group settled a portion of a supplemental retirement plan in NAFTA, resulting in a refund of excess assets of €22 million. The corresponding settlement charge of €78 million was recognized within Selling, general and other costs in the Interim Condensed Consolidated Income Statement for the nine months ended September 30, 2018.
Pension and OPEB costs included in the Interim Condensed Consolidated Income Statement were as follows:

	Three months ended September 30
	2018		2017
	Pension	OPEB	Pension	OPEB
	(€ million)
Current service cost	€43	€5	€44	€5
Interest expense	229	26	260	25
Interest income	(188)	—	(218)	—
Other administrative costs	22	—	26	—
Past service costs/(credits) and losses/(gains) arising from settlements/curtailments	1	—	—	—
Total	€107	€31	€112	€30

	Nine months ended September 30
	2018		2017
	Pension	OPEB	Pension	OPEB
	(€ million)
Current service cost	€125	€20	€130	€20
Interest expense	678	73	820	82
Interest income	(558)	—	(686)	—
Other administrative costs	64	—	74	—
Past service costs/(credits) and losses/(gains) arising from settlements/curtailments	79	—	—	—
Total	€388	€93	€338	€102
Total contributions of €735 million were made to our pension plans in the nine months ended September 30, 2018, including an accelerated discretionary contribution in September 2018 of €670 million ($800 million) to certain of our U.S. pension plans, which resulted in tax benefits (refer to Note 5, Tax expense).
11. Provisions

	At September 30, 2018			At December 31, 2017
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Product warranty and recall campaigns	€2,611	€4,069	€6,680	€2,676	€4,049	€6,725
Sales incentives	6,000	—	6,000	5,377	—	5,377
Other provisions and risks	1,632	1,519	3,151	956	1,721	2,677
Total Provisions	€10,243	€5,588	€15,831	€9,009	€5,770	€14,779
During the three months ended September 30, 2018, a provision for €713 million was recognized for estimated costs related to U.S. diesel emissions matters (refer to Note 16, Guarantees granted, commitments and contingent liabilities).
12. Debt

	At September 30, 2018			At December 31, 2017
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Notes	€404	€7,449	€7,853	€2,054	€7,572	€9,626
Borrowings from banks	3,232	2,653	5,885	4,132	2,780	6,912
Asset-backed financing	397	—	397	357	—	357
Other debt	772	295	1,067	702	374	1,076
Total Debt	€4,805	€10,397	€15,202	€7,245	€10,726	€17,971
Notes
In March and July 2018, the Group repaid notes at maturity with principal amounts of €1,250 million and €600 million, respectively, that were issued through the Medium Term Note (“MTN”) Programme.

Borrowings from banks
Revolving Credit Facilities
In March 2018, the Group amended its syndicated revolving credit facility originally signed in June 2015 and previously amended in March 2017 (as amended, the “RCF”). The amendment extended the RCF’s final maturity to March 2023. The RCF, which is available for general corporate purposes and for the working capital needs of the Group, is structured in two tranches: €3.125 billion, with a 37-month tenor and two extension options of 1-year and of 11-months exercisable on the first and second anniversary of the amendment signing date, respectively; and €3.125 billion, with a 60-month tenor. The amendment was accounted for as a debt modification and, as a result, the new costs associated with the March 2018 amendment as well as the remaining unamortized debt issuance costs related to the original €5.0 billion RCF and the previous March 2017 amendment will be amortized over the life of the amended RCF.
At September 30, 2018, undrawn committed credit lines totaling €7.7 billion included the €6.25 billion RCF and €1.4 billion of other revolving credit facilities. At December 31, 2017, undrawn committed credit lines totaling €7.6 billion included the €6.25 billion RCF and approximately €1.3 billion of other revolving credit facilities.
European Investment Bank Borrowings
In June 2018, the Group entered into an agreement for a €420 million four-year loan with the European Investment Bank (“EIB”) to support research and development (“R&D”) projects to be implemented by FCA during the period 2018-2020. The drawdown of the loan took place in July 2018.
In July 2018, the Group repaid a loan at maturity of €600 million with the EIB.
13. Other liabilities
Other liabilities consisted of the following:

	At September 30, 2018			At December 31, 2017
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Payables for GDP and buy-back agreements	€3,146	€—	€3,146	€2,234	€—	€2,234
Accrued expenses and deferred income	982	690	1,672	1,573	2,260	3,833
Indirect taxes payables	863	16	879	799	19	818
Payables to personnel	1,022	16	1,038	988	16	1,004
Social security payables	266	5	271	313	6	319
Construction contract liabilities (Note 8)	129	—	129	190	—	190
Service contract liability	544	1,512	2,056	—	—	—
Other	1,426	203	1,629	1,838	199	2,037
Total Other liabilities	€8,378	€2,442	€10,820	€7,935	€2,500	€10,435
The impact of the adoption of IFRS 15 on Other liabilities as at January 1, 2018, was as follows:

	At December 31, 2017 (as previously reported)			Adjustments/Reclassifications			At January 1, 2018 (as adjusted)
	Current	Non-Current	Total	Current	Non-Current	Total	Current	Non-Current	Total
	(€ million)
Payables for GDP and buy-back agreements	€2,234	€—	€2,234	€(293)	€—	€(293)	€1,941	€—	€1,941
Accrued expenses and deferred income	1,573	2,260	3,833	(440)	(1,414)	(1,854)	1,133	846	1,979
Service contract liability	—	—	—	497	1,397	1,894	497	1,397	1,894
Balances unaffected by IFRS 15 adoption	4,128	240	4,368	—	—	—	4,128	240	4,368
Total Other liabilities	€7,935	€2,500	€10,435	€(236)	€(17)	€(253)	€7,699	€2,483	€10,182

Service contract liability
The service contract liability is mainly comprised of maintenance plans and extended warranties. Changes in the Group’s service contract liability were as follows for the nine months ended September 30, 2018:

	At January 1, 2018	Additional amounts arising during the period	Amounts recognized within revenue	Other changes	At September 30, 2018
	(€ million)
Service contract liability	€1,894	€661	€(483)	€(16)	€2,056
Of the total Service contract liability at September 30, 2018, the Group expects to recognize approximately €173 million in 2018, €492 million in 2019, €412 million in 2020 and €979 million thereafter.
14. Fair value measurement
Assets and liabilities that are measured at fair value on a recurring basis
The following table shows the fair value hierarchy, based on observable and unobservable inputs, for financial assets and liabilities that are measured at fair value on a recurring basis at September 30, 2018 and December 31, 2017:

	At September 30, 2018				At December 31, 2017
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(€ million)
Debt securities and equity instruments measured at FVOCI	€3	€20	€13	€36	€3	€24	€—	€27
Debt securities and equity instruments measured at FVPL	276	—	8	284	275	—	2	277
Derivative financial assets	—	351	25	376	—	254	30	284
Collateral deposits	67	—	—	67	61	—	—	61
Receivables from financing activities	—	—	683	683	—	—	—	—
Trade receivables	—	76	—	76	—	—	—	—
Cash at banks(1)	—	—	—	—	6,396	—	—	6,396
Money market securities(1)	3,737	—	—	3,737	4,404	1,838	—	6,242
Total Assets	€4,083	€447	€729	€5,259	€11,139	€2,116	€32	€13,287
Derivative financial liabilities	—	182	3	185	—	138	1	139
Total Liabilities	€—	€182	€3	€185	€—	€138	€1	€139
________________________________________________________________________________________________________________________________________________
(1) Amounts relating to Cash at banks and certain Money market securities have been reclassified to amortized cost at January 1, 2018. Refer to Note 1, Basis of Preparation.

The impact of the adoption of IFRS 9 on the fair value hierarchy as at January 1, 2018, was as follows:

	At December 31, 2017 (as previously reported)				Adjustments/Reclassifications				At January 1, 2018 (as adjusted)
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(€ million)
Debt securities and equity instruments measured at FVOCI	€3	€24	€—	€27	€—	€(4)	€23	€19	€3	€20	€23	€46
Debt securities and equity instruments measured at FVPL	275	—	2	277	—	—	20	20	275	—	22	297
Derivative financial assets	—	254	30	284	—	—	—	—	—	254	30	284
Collateral deposits	61	—	—	61	—	—	—	—	61	—	—	61
Receivables from financing activities	—	—	—	—	—	—	700	700	—	—	700	700
Trade receivables	—	—	—	—	—	28	—	28	—	28	—	28
Cash at banks(1)	6,396	—	—	6,396	(6,396)	—	—	(6,396)	—	—	—	—
Money market securities(1)	4,404	1,838	—	6,242	(1,692)	(1,838)	—	(3,530)	2,712	—	—	2,712
Total Assets	€11,139	€2,116	€32	€13,287	€(8,088)	€(1,814)	€743	€(9,159)	€3,051	€302	€775	€4,128
Derivative financial liabilities	—	138	1	139	—	—	—	—	—	138	1	139
Total Liabilities	€—	€138	€1	€139	€—	€—	€—	€—	€—	€138	€1	€139
________________________________________________________________________________________________________________________________________________
(1) Amounts relating to Cash at banks and certain Money market securities have been reclassified to amortized cost at January 1, 2018. Refer to Note 1, Basis of Preparation.
During the nine months ended September 30, 2018, there were no transfers between levels in the fair value hierarchy. For assets and liabilities recognized in the financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization at the end of each reporting period.
The fair value of Other financial assets and liabilities, which mainly include derivative financial instruments, is measured by taking into consideration market parameters at the balance sheet date and using valuation techniques widely accepted in the financial business environment as described below:

•	the fair value of forward contracts and currency swaps is determined by taking the prevailing exchange rates and interest rates at the balance sheet date;

•	the fair value of interest rate swaps and forward rate agreements is determined by taking the prevailing interest rates at the balance sheet date and using the discounted expected cash flow method;

•	the fair value of combined interest rate and currency swaps is determined using the exchange and interest rates prevailing at the balance sheet date and the discounted expected cash flow method; and

•
the fair value of swaps and options hedging commodity price risk is determined by using suitable valuation techniques and taking market parameters at the balance sheet date (in particular, underlying prices, interest rates and volatility rates).

The fair value of money market securities is based on available market quotations. Where appropriate, the fair value of money market securities is determined with discounted expected cash flow techniques using observable market yields (categorized as Level 2).
The fair value of Receivables from financing activities, which are classified in Level 3 of the fair value hierarchy, has been estimated using discounted cash flow models. The most significant inputs used in this measurement are market discount rates that reflect conditions applied in various reference markets on receivables with similar characteristics, adjusted in order to take into account the credit risk of the counterparties.

The following is a reconciliation of the changes in items measured at fair value and classified within Level 3:

	Three months ended September 30
	2018			2017
	Receivables from financing activities	Debt securities and equity instruments	Derivative financial assets/(liabilities)	Debt securities and equity instruments	Derivative financial assets/(liabilities)
		(€ million)
At July 1	€818	€44	€(3)	€12	€29
Gains recognized in Consolidated Income Statement	—	—	8	1	9
(Losses)/Gains recognized in Other comprehensive income/(loss)	—	—	18	(1)	—
Transfer to Assets held for sale	—	(23)	—	—	—
Issues/Settlements	(135)	—	(1)	—	(13)
At September 30	€683	€21	€22	€12	€25

	Nine months ended September 30
	2018			2017
	Receivables from financing activities	Debt securities and equity instruments	Derivative financial assets/(liabilities)	Debt securities and equity instruments	Derivative financial assets/(liabilities)
		(€ million)
At January 1	€700	€45	€29	€12	€19
Gains recognized in Consolidated Income Statement	—	(1)	29	1	14
(Losses)/Gains recognized in Other comprehensive income/(loss)	—	—	(15)	(1)	20
Transfer to Assets held for sale	—	(23)	—	—	—
Issues/Settlements	(17)	—	(21)	—	(28)
At September 30	€683	€21	€22	€12	€25
Gains/(losses) included in the Interim Condensed Consolidated Income Statement during the three and nine months ended September 30, 2018 and 2017 were recognized within Cost of revenues. Gains/(losses) recognized in Other comprehensive income/(loss) during the three and nine months ended September 30, 2018 and 2017 were included within Cash flow hedge reserve within Equity in the Interim Condensed Consolidated Statement of Financial Position.
Assets and liabilities not measured at fair value on a recurring basis
The carrying value for current receivables and payables is a reasonable approximation of the fair value as the present value of future cash flows does not differ significantly from the carrying amount.
The carrying value of Cash at banks and Other cash equivalents usually approximate fair value due to the short maturity of these instruments.

The following table summarizes the carrying amount and fair value for financial assets and liabilities not measured at fair value on a recurring basis:

		At September 30, 2018		At December 31, 2017
	Note	Carrying amount	Fair Value	Carrying amount	Fair Value
		(€ million)
Dealer financing		€1,511	€1,511	€2,295	€2,295
Retail financing		528	499	420	405
Finance leases		3	3	4	4
Other receivables from financing activities		502	501	421	421
Total Receivables from financing activities(1)	7	€2,544	€2,514	€3,140	€3,125

Notes		€7,853	€8,384	€9,626	€10,365
Other debt		6,952	6,957	7,988	8,001
Asset-backed financing		397	397	357	357
Total Debt	12	€15,202	€15,738	€17,971	€18,723
________________________________________________________________________________________________________________________________________________
(1) Amount at September 30, 2018 excludes receivables measured at FVPL
The fair value of Receivables from financing activities, which are classified in Level 3 of the fair value hierarchy, has been estimated using discounted cash flow models. The most significant inputs used in this measurement are market discount rates that reflect conditions applied in various reference markets on receivables with similar characteristics, adjusted in order to take into account the credit risk of the counterparties.
Notes that are traded in active markets for which close or last trade pricing is available are classified within Level 1 of the fair value hierarchy. Notes for which such prices are not available are valued at the last available price or based on quotes received from independent pricing services or from dealers who trade in such securities and are classified within Level 2 of the fair value hierarchy. At September 30, 2018, €8,377 million and €7 million of Notes were classified within Level 1 and Level 2, respectively. At December 31, 2017, €10,358 million and €7 million of Notes were classified within Level 1 and Level 2, respectively.
The fair value of Other debt classified within Level 2 of the fair value hierarchy has been estimated using discounted cash flow models. The main inputs used are year-end market interest rates, adjusted for market expectations of the Group’s non-performance risk implied in quoted prices of traded securities issued by the Group and existing credit derivatives on Group liabilities. The fair value of the debt that requires significant adjustments using unobservable inputs is classified in Level 3. At September 30, 2018, €5,915 million and €1,042 million of Other Debt was classified within Level 2 and Level 3, respectively. At December 31, 2017, €6,796 million and €1,205 million of Other Debt were classified within Level 2 and Level 3, respectively.
15. Related party transactions
Related parties of the Group are entities and individuals capable of exercising control, joint control or significant influence over the Group and its subsidiaries. Refer to Note 24, Related party transactions, in the FCA Consolidated Financial Statements at December 31, 2017, for a description of the Group's transactions with the Group's unconsolidated subsidiaries, joint ventures, associates and other related parties.

The amounts for significant transactions with related parties recognized in the Interim Condensed Consolidated Income Statements were as follows:

	Three months ended September 30
	2018				2017
	Net revenues	Cost of revenues	Selling, general and other costs/(income)	Net financial expenses	Net revenues	Cost of revenues	Selling, general and other costs/(income)	Net financial expenses
	(€ million)
Joint arrangements and associates	€691	€595	€(19)	€14	€917	€568	€(23)	€7
CNHI	100	70	2	—	129	79	1	—
Ferrari	14	53	1	—	17	77	1	—

	Nine months ended September 30
	2018				2017
	Net revenues	Cost of revenues	Selling, general and other costs/(income)	Net financial expenses	Net revenues	Cost of revenues	Selling, general and other costs/(income)	Net financial expenses
	(€ million)
Joint arrangements and associates	€2,632	€2,163	€(53)	€38	€3,180	€2,141	€(91)	€24
CNHI	375	248	5	—	404	236	—	—
Ferrari	52	172	3	—	65	250	1	—
Assets and liabilities from significant transactions with related parties were as follows:

	At September 30, 2018					At December 31, 2017
	Trade and other receivables	Trade payables	Other liabilities	Asset-backed financing	Debt	Trade and other receivables	Trade payables	Other liabilities	Asset-backed financing	Debt
	(€ million)
Joint arrangements and associates	€666	€410	€334	€390	€35	€644	€507	€274	€319	€33
CNHI	61	57	14	—	—	47	86	11	—	—
Ferrari	27	41	3	—	—	23	75	—	—	—

16. Guarantees granted, commitments and contingent liabilities
Litigation
Takata airbag inflators
We are aware of putative class action lawsuits filed in March 2018 against FCA US in the U.S. District Courts for the Southern District of Florida and the Eastern District of Michigan, asserting claims under federal and state laws alleging economic loss due to Takata airbag inflators installed in certain of our vehicles. At this early stage, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.
Rear Impact Litigation
On July 9, 2012, a lawsuit was filed against FCA US in the Superior Court of Decatur County, Georgia, U.S., with respect to a March 2012 fatality in a rear-impact collision involving a 1999 Jeep Grand Cherokee. Plaintiffs alleged that the manufacturer had acted in a reckless and wanton fashion when it designed and sold the vehicle due to the placement of the fuel tank behind the rear axle and had breached a duty to warn of the alleged danger. On April 2, 2015, a jury found in favor of the plaintiffs and the trial court entered a judgment against FCA US in the amount of U.S.$148.5 million (€141 million). On July 24, 2015, the Court issued a remittitur reducing the judgment against FCA US to U.S.$40 million (€38 million).
While FCA US respects the decision of the jury, the Company appealed the final judgment issued by the judge. FCA US believes the judgment was not supported by the evidence or the law. FCA US maintains that the 1999 Jeep Grand Cherokee is not defective, and its fuel system does not pose an unreasonable risk to motor vehicle safety. The vehicle met or exceeded all applicable Federal Motor Vehicle Safety Standards, including the standard governing fuel system integrity. Furthermore, FCA US has submitted extensive data to NHTSA validating that the vehicle performs as well as, or better than, peer vehicles in impact studies. During the trial, however, the judge did not permit FCA US to introduce for the jury’s consideration, all data previously provided to NHTSA along with other key evidence, demonstrating the vehicle’s fuel system is not defective.
On November 15, 2016, the Georgia Court of Appeals affirmed the Court’s verdict and judgment of U.S.$40 million (€38 million). On March 15, 2018, the Georgia Supreme Court affirmed the judgment of the Georgia Court of Appeals. FCA US declined to pursue further appeals and the final amount of the outstanding judgment, including accrued interest, did not materially exceed our existing provisions.
Emissions Matters
During the three and nine months ended September 30, 2018, we continued to cooperate with several governmental investigations. In particular we continued to work with the U.S. Environmental Protection Agency (“EPA”) and the California Air Resources Board (“CARB”) to address their concerns about certain software-based features in the emissions control systems in approximately 101,000 2014-2016 model year light-duty Ram 1500 and Jeep Grand Cherokee diesel vehicles that were the subject of Notices of Violation issued in January 2017. We are also continuing to defend a number of private and governmental claims related to diesel emissions issues in various proceedings.
During the period, we completed testing on the 2014-2016 model year vehicles of the modified emissions software calibrations that we implemented in our 2017 model year vehicles which have been approved for sale by EPA and CARB with no required hardware changes. EPA and CARB continued their confirmatory testing. We expect that this confirmatory testing may be completed during the fourth quarter of 2018, although no assurance can be given as to the outcome and timing of the regulatory approval processes.
In connection with the civil lawsuit filed against us by the Environmental and Natural Resources Division of the U.S. Department of Justice (“DOJ-ENRD”) on behalf of the EPA and the putative class action filed on behalf of consumers, we have also been engaged in a confidential mediation process under the auspices of a settlement master appointed by the court. While there can be no assurance as to the outcome of any of these discussions, we are continuing to work with the governmental agencies and, to resolve their concerns, we may seek to reach a settlement with these agencies as well as with other parties. Although CARB is not a party to the litigation, it is also participating in this mediation process.

Any settlement of civil lawsuits brought by private plaintiffs and the claims of government agencies, particularly EPA and CARB are likely to involve the payment of a civil penalty, the funding of environmental remediation projects and commitments from us including the implementation of the modified emissions software calibrations, extended warranties and commitments confirming certain modifications we have made to our internal compliance processes. Any settlement with private plaintiffs may also include payments to consumers or incurrence of other costs as well as, possibly, similar commitments to consumers. At this time, we cannot predict whether or when any settlements may be reached or, if no settlement is reached, the ultimate outcome of any litigation or related governmental investigations.
During the three months ended September 30, 2018 and in the subsequent period prior to the issuance of the financial statements, we held additional discussions regarding potential financial payments in connection with settlement of the above items. Based on the progress of the settlement discussions, including the amounts of demands received and offers made, the range of possible outcomes for the currently known risks for these emissions issues is such that an estimate of the probable obligations, which in some instances is the mid-point of a range of possible outcomes, can be made with sufficient reliability to be recognized in accordance with IAS 37 - Provisions, Contingent Liabilities and Contingent Assets. Therefore, on the basis of existing information and current estimates and assessments, we have recognized a provision of €713 million ($825 million) as of September 30, 2018. The provision we have recognized is based on estimates that are subject to reassessment as additional facts are discovered, particularly given the complexity of the individual factors, the continuing regulatory approval process and the uncertainties inherent in litigation and settlement negotiations.
Resolution of these matters may also adversely affect our reputation with consumers, which may negatively impact demand for our vehicles which in turn could have a material adverse effect on our business, financial condition and results of operations.
Safety Recalls
On September 11, 2015, a putative securities class action complaint was filed in the U.S. District Court for the Southern District of New York against us alleging material misstatements regarding our compliance with regulatory requirements and that we failed to timely disclose certain expenses relating to our vehicle recall campaigns. On October 5, 2016, the district court dismissed the claims relating to the disclosure of vehicle recall campaign expenses but ruled that claims regarding the alleged misstatements regarding regulatory requirements would be allowed to proceed. On February 17, 2017, the plaintiffs amended their complaint to allege material misstatements regarding emissions compliance. On November 13, 2017, the Court denied our motion to dismiss the emissions-related claims. On June 15, 2018, the Court certified a class of our stockholders in the case. We do not believe a loss is probable if litigated and that any potential loss would not exceed applicable insurance coverage by a material amount.
U.S. Sales Reporting Investigations

As previously reported in the FCA Consolidated Financial Statements at December 31, 2017, two putative securities class action lawsuits were filed against us in the U.S. District Court for the Eastern District of Michigan making allegations with regard to our reporting of vehicle unit sales to end consumers in the U.S. These lawsuits have been consolidated into a single action and on October 4, 2018, we entered into an agreement in principle to settle the consolidated litigation, subject to court approval, for an amount that is not material to the Group.

In addition, refer to Note 25, Guarantees granted, commitments and contingent liabilities, in the FCA Consolidated Financial Statements at December 31, 2017 for information on the Group's other pending litigation proceedings and governmental investigations.

17. Equity
Share capital
At September 30, 2018, the authorized share capital of FCA was forty million Euro (€40,000,000), divided into two billion (2,000,000,000) FCA common shares, nominal value of one Euro cent (€0.01) per share and two billion (2,000,000,000) special voting shares, nominal value of one Euro cent (€0.01) per share.
At September 30, 2018, the fully-paid up share capital of FCA amounted to €19 million (€19 million at December 31, 2017) and consisted of 1,550,617,563 common shares and 408,941,767 special voting shares, all with a par value of €0.01 each (1,540,089,690 common shares and 408,941,767 special voting shares, all with a par value of €0.01 each at December 31, 2017).
Other comprehensive income/(loss)
Other comprehensive income/(loss) was as follows:

	Three months ended September 30		Nine months ended September 30
	2018	2017	2018	2017
	(€ million)		(€ million)
Items that will not be reclassified to the Consolidated Income Statement in subsequent periods:
Losses on re-measurement of defined benefit plans	€—	€—	€(5)	€—
Gains on equity instruments measured at FVOCI	—	—	—	11
Items relating to discontinued operations	—	—	—	—
Total items that will not be reclassified to the Consolidated Income Statement (B1)	—	—	(5)	11

Items that may be reclassified to the Consolidated Income Statement in subsequent periods:
(Losses)/gains on cash flow hedging instruments arising during the period	(3)	(41)	123	15
(Losses)/gains on cash flow hedging instruments reclassified to the Consolidated Income Statement	(35)	8	(104)	70
Total Gains/(Losses) on cash flow hedging instruments	(38)	(33)	19	85
Foreign exchange losses	(29)	(478)	(120)	(1,671)
Share of Other comprehensive loss for equity method investees arising during the period	(58)	(19)	(99)	(57)
Share of Other comprehensive loss for equity method investees reclassified to the Consolidated Income Statement	(37)	(7)	(56)	(16)
Total Share of Other comprehensive (loss) for equity method investees	(95)	(26)	(155)	(73)
Items relating to discontinued operations	(55)	1	(114)	45
Total Items that may be reclassified to the Consolidated Income Statement (B2)	(217)	(536)	(370)	(1,614)

Total Other comprehensive income/(loss) (B1)+(B2)	(217)	(536)	(375)	(1,603)
Tax effect	3	15	(23)	11
Tax effect - discontinued operations	2	—	3	1
Total Other comprehensive income/(loss), net of tax	€(212)	€(521)	€(395)	€(1,591)

The tax effect relating to Other comprehensive income/(loss) was as follows:

	Three months ended September 30
	2018			2017
	Pre-tax balance	Tax income/(expense)	Net balance	Pre-tax balance	Tax income/(expense)	Net balance
	(€ million)
Gains/(losses) on re-measurement of defined benefit plans	€—	€—	€—	€—	€—	€—
(Losses)/gains on cash flow hedging instruments	(38)	3	(35)	(33)	15	(18)
Gains on equity instruments measured at FVOCI	—	—	—	—	—	—
Foreign exchange losses	(29)	—	(29)	(478)	—	(478)
Share of Other comprehensive loss for equity method investees	(95)	—	(95)	(26)	—	(26)
Items relating to discontinued operations	(55)	2	(53)	1	—	1
Total Other comprehensive income/(loss)	€(217)	€5	€(212)	€(536)	€15	€(521)

	Nine months ended September 30
	2018			2017
	Pre-tax balance	Tax income/(expense)	Net balance	Pre-tax balance	Tax income/(expense)	Net balance
	(€ million)
(Losses)/gains on re-measurement of defined benefit plans	(5)	€1	€(4)	€—	€—	€—
Gains/(losses) on cash flow hedging instruments	19	(24)	(5)	85	11	96
Gains on equity instruments measured at FVOCI	—	—	—	11	—	11
Foreign exchange losses	(120)	—	(120)	(1,671)	—	(1,671)
Share of Other comprehensive loss for equity method investees	(155)	—	(155)	(73)	—	(73)
Items relating to discontinued operations	(114)	3	(111)	45	1	46
Total Other comprehensive income/(loss)	€(375)	€(20)	€(395)	€(1,603)	€12	€(1,591)
18. Earnings per share
Basic earnings per share
Basic earnings per share for the three and nine months ended September 30, 2018 and 2017 was determined by dividing the Net profit attributable to the equity holders of the parent by the weighted average number of shares outstanding during each period.
The following table summarizes the amounts used to calculate the basic earnings per share:

		Three months ended September 30		Nine months ended September 30
		2018	2017	2018	2017
Net profit attributable to owners of the parent	million	€557	€911	€2,321	€2,693
Weighted average number of shares outstanding	thousand	1,550,618	1,537,294	1,547,705	1,534,872
Basic earnings per share	€	€0.36	€0.59	€1.50	€1.75

		Three months ended September 30		Nine months ended September 30
		2018	2017	2018	2017
Net profit from continuing operations attributable to owners of the parent	million	€513	€825	€2,156	€2,544
Weighted average number of shares outstanding	thousand	1,550,618	1,537,294	1,547,705	1,534,872
Basic earnings per share from continuing operations	€	€0.33	€0.54	€1.39	€1.66

		Three months ended September 30		Nine months ended September 30
		2018	2017	2018	2017
Net profit from discontinued operations attributable to owners of the parent	million	€44	€86	€165	€149
Weighted average number of shares outstanding	thousand	1,550,618	1,537,294	1,547,705	1,534,872
Basic earnings per share from discontinued operations	€	€0.03	€0.06	€0.11	€0.10
Diluted earnings per share
In order to calculate the diluted earnings per share for the three and nine months ended September 30, 2018, the weighted average number of shares outstanding was increased to take into consideration the theoretical effect of the potential common shares that would be issued for the outstanding and unvested PSU awards and RSU awards at September 30, 2018 as determined using the treasury stock method.
For the three and nine months ended September 30, 2018 and the three months ended September 30, 2017, there were no instruments excluded from the calculation of diluted earnings per share because of an anti-dilutive effect.
For the nine months ended September 30, 2017, the theoretical effect that would arise if the PSU and RSU awards granted in March 2017 were exercised was not taken into consideration in the calculation of diluted earnings per share as this would have had an anti-dilutive effect.
The following tables summarize the amounts used to calculate the diluted earnings per share for the three and nine months ended September 30, 2018 and 2017:

		Three months ended September 30		Nine months ended September 30
		2018	2017	2018	2017
Net profit attributable to owners of the parent	million	€557	€911	€2,321	€2,693
Weighted average number of shares outstanding	thousand	1,550,618	1,537,294	1,547,705	1,534,872
Number of shares deployable for share-based compensation	thousand	18,170	21,642	19,996	18,535
Weighted average number of shares outstanding for diluted earnings per share	thousand	1,568,788	1,558,936	1,567,701	1,553,407
Diluted earnings per share	€	€0.36	€0.58	€1.48	€1.73

		Three months ended September 30		Nine months ended September 30
		2018	2017	2018	2017
Net profit from continuing operations attributable to owners of the parent	million	€513	€825	€2,156	€2,544
Weighted average number of shares outstanding for diluted earnings per share	thousand	1,568,788	1,558,936	1,567,701	1,553,407
Diluted earnings per share from continuing operations	€	€0.33	€0.53	€1.38	€1.64

		Three months ended September 30		Nine months ended September 30
		2018	2017	2018	2017
Net profit from discontinued operations attributable to owners of the parent	million	€44	€86	€165	€149
Weighted average number of shares outstanding for diluted earnings per share	thousand	1,568,788	1,558,936	1,567,701	1,553,407
Diluted earnings per share from discontinued operations	€	€0.03	€0.06	€0.11	€0.10
19. Segment reporting
The Group’s activities are carried out through five reportable segments: four regional mass-market vehicle segments (NAFTA, LATAM, APAC and EMEA); and Maserati, our global luxury brand segment. These reportable segments reflect the operating segments of the Group that are regularly reviewed by the Chief Executive Officer, who is the “chief operating decision maker”, for making strategic decisions, allocating resources and assessing performance, and that exceed the quantitative threshold provided in IFRS 8 – Operating Segments (“IFRS 8”), or whose information is considered useful for the users of the financial statements.
The Group’s four regional mass-market vehicle reportable segments deal with the design, engineering, development, manufacturing, distribution and sale of passenger cars, light commercial vehicles and related parts and services in specific geographic areas: NAFTA (U.S., Canada, Mexico and Caribbean islands), LATAM (South and Central America), APAC (Asia and Pacific countries) and EMEA (Europe, Middle East and Africa). The Group's global luxury brand reportable segment, Maserati, deals with the design, engineering, development, manufacturing, worldwide distribution and sale of luxury vehicles under the Maserati brand.
The results of our Magneti Marelli business were previously reported within the Components segment along with our industrial automation systems design and production business and our cast iron and aluminum components business. Following the classification of Magneti Marelli as a discontinued operation for the three and nine months ended September 30, 2018 and 2017 (refer to Note 2, Scope of Consolidation), the remaining activities within Components segment are no longer considered a separate reportable segment as defined by IFRS 8 and are reported within “Other activities” below.
Other activities include the results of our industrial automation systems design and production business and our cast iron and aluminum components business, as well as the activities and businesses that are not operating segments under IFRS 8. In addition, Unallocated items and eliminations include consolidation adjustments and eliminations. Financial income and expenses and income taxes are not attributable to the performance of the segments as they do not fall under the scope of their operational responsibilities.
Adjusted Earnings Before Interest and Taxes (“Adjusted EBIT”) is the measure used by the chief operating decision maker to assess performance, allocate resources to the Group's operating segments and to view operating trends, perform analytical comparisons and benchmark performance between periods and among the segments. Adjusted EBIT excludes certain adjustments from Net profit including gains/(losses) on the disposal of investments, restructuring, impairments, asset write-offs and unusual income/(expenses) that are considered rare or discrete events that are infrequent in nature, and also excludes Net financial expenses and Tax expense/(benefit). See below for a reconciliation of Net profit from continuing operations, which is the most directly comparable measure included in our Interim Condensed Consolidated Income Statement, to Adjusted EBIT. Operating assets are not included in the data reviewed by the chief operating decision maker, and as a result and as permitted by IFRS 8, the related information is not provided.

The following tables summarize selected financial information by segment for the three and nine months ended September 30, 2018 and 2017:

	Mass-Market Vehicles
Three months ended September 30, 2018	NAFTA	LATAM	APAC	EMEA	Maserati	Other activities	Unallocated items & eliminations	FCA
	(€ million)
Revenues	€19,073	€1,983	€582	€4,955	€631	€576	€(206)	€27,594
Revenues from transactions with other segments	(6)	—	(13)	(21)	(5)	(161)	206	—
Revenues from external customers	€19,067	€1,983	€569	€4,934	€626	€415	€—	€27,594

Net profit from continuing operations								€514
Tax expense								€277
Net financial expenses								€249
Adjustments:
Charge for U.S. diesel emissions matters(1)	—	—	—	—	—	—	—	713
China inventory impairment(2)	—	—	129	—	—	—	—	129
Restructuring costs, net of reversals(3)	—	(36)	—	60	—	—	—	24
Recovery of costs for recall - airbag inflators	(3)	—	—	—	—	—	—	(3)
Brazilian indirect tax - reversal of liability/recognition of credits(4)	—	(47)	—	—	—	—	—	(47)
(Recovery of)/costs for recall - contested with supplier(5)	13	—	—	—	—	—	—	13
Other	3	—	—	—	—	—	—	3
Adjusted EBIT	€1,937	€83	€(96)	€(25)	€15	€(39)	€(3)	€1,872

Share of profit of equity method investees	€—	€—	€(16)	€64	€—	€3	€2	€53
________________________________________________________________________________________________________________________________________________
(1) Charge for estimated costs related to U.S. diesel emissions matters. Refer to Note 16, Guarantees granted, commitments and contingent liabilities.
(2) Impairment of inventory in connection with the accelerated adoption of new emission standards in China and slower than expected sales. Refer to Note 8, Inventories.
(3) Restructuring costs primarily related to EMEA, partially offset by the reversal of previously recorded costs in LATAM.
(4) Recognition of credits for amounts paid in prior years in relation to indirect taxes in Brazil.
(5) Amounts accrued in relation to costs for a recall which were contested with a supplier.

	Mass-Market Vehicles
Three Months Ended September 30, 2017	NAFTA	LATAM	APAC	EMEA	Maserati	Other activities	Unallocated items & eliminations	FCA
	(€ million)
Revenues	€16,126	€2,115	€782	€4,975	€821	€646	€(273)	€25,192
Revenues from transactions with other segments	(9)	(3)	(5)	(28)	(8)	(220)	273	—
Revenues from external customers	€16,117	€2,112	€777	€4,947	€813	€426	€—	€25,192

Net profit from continuing operations								€822
Tax expense								€517
Net financial expenses								€292
Adjustments:
Impairment expense(1)	—	24	—	56	—	—	—	80
Tianjin (China) port explosions insurance recoveries(2)	—	—	(68)	—	—	—	—	(68)
Restructuring costs/(reversal)	—	5	—	—	—	(1)	(1)	3
Gains on disposal of investments	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	2	2
Adjusted EBIT	€1,286	59	€109	€127	€113	€(16)	€(30)	€1,648

Share of profit of equity method investees	€—	€—	€19	€75	€—	€3	€1	€98
________________________________________________________________________________________________________________________________________________
(1) Impairment expense related to changes in product portfolio in LATAM and EMEA.
(2) Refer to Group Results.

	Mass-Market Vehicles
Nine Months Ended September 30, 2018	NAFTA	LATAM	APAC	EMEA	Maserati	Other activities	Unallocated items & eliminations	FCA
	(€ million)
Revenues	€53,025	€5,979	€1,853	€16,925	€1,953	€1,868	€(665)	€80,938
Revenues from transactions with other segments	(26)	(6)	(38)	(66)	(13)	(516)	665	—
Revenues from external customers	€52,999	€5,973	€1,815	€16,859	€1,940	€1,352	€—	€80,938

Net profit from continuing operations								€2,159
Tax expense								€868
Net financial expenses								€801
Adjustments:
Charge recognized for U.S. diesel emissions matters(1)	—	—	—	—	—	—	—	713
Impairment expense and supplier obligations(2)	—	—	11	142	—	—	11	164
China inventory impairment(3)	—	—	129	—	—	—	—	129
U.S. special bonus payment(4)	109	—	—	—	—	2	—	111
Employee benefits settlement losses(5)	78	—	—	—	—	—	—	78
Restructuring costs, net of reversals(6)	—	(36)	—	60	—	2	—	26
Recovery of costs for recall - airbag inflators(7)	(46)	—	—	—	—	—	—	(46)
Brazilian indirect tax - reversal of liability/recognition of credits(8)	—	(47)	—	—	—	—	—	(47)
(Recovery of)/costs for recall - contested with supplier(9)	(50)	—	—	—	—	—	—	(50)
Other	1	—	—	—	—	—	—	1
Adjusted EBIT	€4,550	€258	€(184)	€345	€103	€(124)	€(41)	€4,907

Share of profit of equity method investees	€—	€—	€(23)	€217	€—	€12	€2	€208
________________________________________________________________________________________________________________________________________________
(1) Charge for estimated costs related to U.S. diesel emissions matters. Refer to Note 16, Guarantees granted, commitments and contingent liabilities.
(2) Impairment expense of €109 million, primarily in EMEA and APAC, and supplier obligations of €55 million resulting from changes in product plans in connection with the updated business plan.
(3) Impairment of inventory in connection with the accelerated adoption of new emission standards in China and slower than expected sales. Refer to Note 8, Inventories.
(4) Special bonus payment of $2,000 to approximately 60,000 employees as a result of the Tax Cuts and Jobs Act.
(5) Charge arising on settlement of a portion of a supplemental retirement plan in NAFTA. Refer to Note 10, Employee benefits liabilities.
(6) Restructuring costs primarily related to EMEA, partially offset by the reversal of previously recorded costs in LATAM
(7) Recovery of amounts accrued in 2016 in relation to costs for recall campaigns related to Takata airbag inflators.
(8) Recognition of credits for amounts paid in prior years in relation to indirect taxes in Brazil. Refer to Note 5, Tax expense.
(9) Gain from the partial recovery of amounts accrued in 2016 and 2018 in relation to costs for a recall which were contested with a supplier.

	Mass-Market Vehicles
Nine Months Ended September 30, 2017	NAFTA	LATAM	APAC	EMEA	Maserati	Other activities	Unallocated items & eliminations	FCA
	(€ million)
Revenues	€49,307	€5,798	€2,424	€16,615	€2,844	€2,048	€(888)	€78,148
Revenues from transactions with other segments	(39)	(9)	(23)	(77)	(18)	(722)	888	—
Revenues from external customers	€49,268	€5,789	€2,401	€16,538	€2,826	€1,326	€—	€78,148

Net profit from continuing operations								€2,550
Tax expense								€2,065
Net financial expenses								€1,010
Adjustments:
Reversal of a Brazilian indirect tax liability(1)	—	—	—	—	—	—	—	(895)
Impairment expense(2)	—	77	—	56	—	—	—	133
Tianjin (China) port explosions insurance recoveries	—	—	(68)	—	—	—	—	(68)
Restructuring costs	—	77	—	—	—	4	(1)	80
Resolution of certain Components legal matters	—	—	—	—	—	—	—	—
Gains on disposal of investments	—	—	—	—	—	—	(49)	(49)
Other	—	—	—	—	—	2	2	4
Adjusted EBIT	€3,878	€99	€174	€505	€372	€(89)	€(109)	€4,830

Share of profit of equity method investees	€—	€—	€51	€224	€—	€11	€1	€287
________________________________________________________________________________________________________________________________________________
(1) As this liability related to the Group's Brazilian operations in multiple segments, it was not attributed to the results of the related segments.
(2) Impairment expense in EMEA relates to changes in the product portfolio. Impairment expense in LATAM relates to product portfolio changes and the impairment of certain real estate assets in Venezuela due to the continued deterioration of the economic conditions in Venezuela.
20. Subsequent events
On October 22, 2018, FCA announced that it had entered into a definitive agreement (the “Agreement”) with CK Holdings, Ltd., a holding company of Calsonic Kansei Corporation, pursuant to which CK Holdings, Ltd. will acquire our automotive components business Magneti Marelli S.p.A (the “Transaction”). The agreement represents a transaction value of €6.2 billion and the purchase price is subject to certain adjustments as provided for in the agreement. The Transaction is expected to close in the first half of 2019, subject to regulatory approvals and other customary closing conditions.
The Magneti Marelli business is presented as held for sale at September 30, 2018, and also as a discontinued operation within the financial statements for the three and nine months ended September 30, 2018 and 2017 (refer to Note 2, Scope of consolidation for further details).